SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This announcement contains inside information
NEWS RELEASE 11 August 2020

PRUDENTIAL PLC HALF YEAR 2020 RESULTS

PRUDENTIAL ANNOUNCES RESILIENT ASIA OPERATING PROFIT AND INTENTION TO FULLY SEPARATE JACKSON

Strategic updates and performance highlights on a constant (and actual) exchange rate basis
●            Prudential plc intends to fully separate Jackson from the Group, commencing with minority IPO planned for first half of 2021 and full divestment over time
●            Post-separation Prudential Group to focus on high growth Asia and Africa markets with a view to sustained double-digit growth in embedded value per share
●            New dividend policy aligned with revised Group strategy to focus on value creation through growth
●            Asia half year adjusted operating profit1 up 14 per cent2, with double-digit adjusted operating profit1 growth2 in nine Asia markets
●            Jackson local statutory RBC ratio expected to be above 425 per cent after Athene equity investment9
●            Group regulatory capital surplus8 strong at $12.4 billion, with an LCSM ratio of 334 per cent (31 December 2019: 309 per cent)

Mike Wells, Prudential plc's Group Chief Executive, said: "We have delivered a resilient performance in the first half, despite a challenging new business sales environment, which is likely to persist for the rest of the year, and further falls in interest rates. Our diverse, high-quality platform in Asia and our focus on writing profitable value-adding business led to a 14 per cent2 increase in Asia adjusted operating profit1. Our performance is again broad-based, with nine markets reporting double-digit adjusted operating profit1 growth2. In the US adjusted operating profit1 was (19) per cent lower due to market-related effects on the level of DAC amortisation but, while sales were lower, we have maintained our leadership position in the annuities market.

"The Board of Prudential plc has decided to pursue the full separation and divestment of Jackson to enable the Group to focus exclusively on its high-growth Asia and Africa businesses. This would result in two separately listed companies with distinct investment propositions, which we believe would lead to improved strategic outcomes for both businesses. The Group would have primary listings in both London and Hong Kong and secondary listings in Singapore and the US. Jackson is expected to be solely listed in the US.

"The separation and divestment of Jackson would transform Prudential into a Group purely targeting the structural opportunities of Asia and Africa. Our differentiated product and geographic portfolio is well positioned to meet the health, protection and savings needs in these regions, where insurance penetration is low and demand for savings solutions is rapidly developing. The post-separation Group would focus on growth, with a view to achieving sustained double-digit growth in embedded value per share. This would be supported by growth rates of new business profit, which are expected to substantially exceed GDP growth in the markets in which the Group operates.

"The Group expects to commence separation by way of a minority IPO, targeting the first half of 2021, followed by future sell-downs over time, subject to market conditions, with the proceeds used to increase financial flexibility for further investment in our Asia and Africa business. If market conditions are not supportive of an IPO, the Group's current intention is that separation would be facilitated through a demerger of the Group's stake in Jackson to our existing shareholders. Any required shareholder approval for the separation will be sought in advance of its execution.

"Jackson intends to seek a strong credit rating and capitalisation and is expected to target an RBC ratio in the circa 425-475 per cent range at the point of the proposed listing. This range would be subject to market conditions and will be kept under review. Proceeds from anticipated new Jackson debt issuance would enable repayment of a portion of the Group's debt during 2021 and 2022, and support Prudential's intention to maintain its strong credit rating following the separation. Proceeds from further sell-downs in Jackson following the IPO would provide further resources to the Group for investment in Asia and Africa.

"To support the separation process, other than any pre-separation returns of capital including from Jackson's debt issuance as indicated above, Prudential plc does not currently expect Jackson to remit any regular dividends in 2020 or 2021 prior to an IPO. Prudential will adopt a new dividend policy that is aligned to the Asia and Africa growth strategy and to the intended separation of Jackson. The new policy will apply with immediate effect. This new policy reflects a rebalancing of capital allocation from cash dividends to reinvestment in Asia, which is expected to deliver profitable and sustainable compounding growth. For the 2020 first interim dividend, the Board has approved a dividend of 5.37 cents per share10, representing one third of the current expectation for the 2020 full-year dividend under the Group's new dividend policy. Dividends are expected to grow broadly in line with the growth in Asia operating free surplus generation net of right-sized central costs, and will be set taking into account financial prospects, market conditions and investment opportunities.

 "We believe we are well positioned both to weather the disruption caused by the Covid-19 pandemic as we continue to support our customers and communities in the recovery to come, and emerge stronger and with a more focused strategy."

Summary financials - continuing operations (ie excluding demerged M&G plc business in HY19)	Half year 2020 $m	Half year 2019 $m	Change on AER basis	Change on CER basis
Adjusted operating profit1	2,541	2,619	(3)%	(2)%
Operating free surplus generated before the effects of US EEV modelling enhancements made in the second half of 20193,4	1,979	1,943	2%	3%
Life new business profit5	1,160	2,125	(45)%	(45)%
IFRS profit after tax6	534	1,158	(54)%	(54)%
Net cash remittances from business units7	432	1,093	(60)%	-
	30 June 2020		31 December 2019
	Total	Per share	Total	Per share
LCSM shareholder surplus over Group minimum capital requirement8	$12.4bn	n/a	$9.5bn	n/a
IFRS shareholders' funds	$19.1bn	732¢	$19.5bn	749¢
EEV shareholders' funds	$48.9bn	1,876¢	$54.7bn	2,103¢

Notes
1    In this press release 'adjusted operating profit' refers to adjusted IFRS operating profit based on longer-term investment returns from continuing operations. This alternative performance measure is reconciled to IFRS profit for the period in note B1.1 of the IFRS financial statements.
2    Period-on-period percentage increases are stated on a constant exchange rate basis unless otherwise stated.
3    For insurance operations, operating free surplus generated represents amounts maturing from the in-force business during the period less investment in new business and excludes non-operating items. For asset management businesses, it equates to post-tax adjusted operating profit for the period. Further information is set out in note 11 of the EEV basis results.
4    During the second half of 2019, as part of the implementation of the NAIC's changes to the US statutory reserve and capital framework, enhancements were made to the model used to allow for hedging within US statutory reporting, which were subsequently incorporated into the EEV model. HY20 has been prepared on the same basis as FY19. Accordingly, operating free surplus in HY20 is $(535) million lower than it would have been if the previous EEV modelling approach applied at HY19 had been used. After allowing for this, operating free surplus generated in the first half of 2020 is $1,444 million, down (25) per cent on a constant exchange rate basis and (26) per cent on an actual exchange rate basis.
5    New business profit, on a post-tax basis, on business sold in the period, calculated in accordance with EEV Principles.
6    IFRS profit after tax from continuing operations reflects the combined effects of operating results determined on the basis of longer-term investment returns, together with short-term investment variances which for HY20 were driven by the impact of lower interest rates and equity markets on the Group's obligations to policyholders, together with amortisation of acquisition accounting adjustments, the impacts of the corporate transactions and tax.
7    Net cash amounts remitted by business units are included in the holding company cash flow, which is disclosed in detail in note I(iii) of the Additional unaudited financial information. This comprises dividends and other transfers from business units that are reflective of emerging earnings and capital generation.
8    Surplus over Group minimum capital requirement and estimated before allowing for first interim ordinary dividend. Shareholder business excludes the available capital and minimum requirement of participating business in Hong Kong, Singapore and Malaysia. Further information on the basis of calculation of the LCSM measure is contained in note I(i) of the Additional unaudited financial information.
9    Based on the RBC capital position as at 30 June 2020 and assuming the Athene investment transaction completed at that date.
10  Under the Group's previous dividend policy, the first interim dividend would have been 12.28 cents per share.

Contact:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 3977 9500	Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin	+44 (0)20 3977 9215

Person responsible

The person responsible for arranging the release of this announcement on behalf of Prudential plc is Tom Clarkson, Company Secretary.

Notes to Editors:
a.    The results in this announcement are prepared on two bases: International Financial Reporting Standards (IFRS) and European Embedded Value (EEV). The results prepared under IFRS form the basis of the Group's statutory financial statements. The supplementary EEV basis results have been prepared in accordance with the amended European Embedded Value Principles issued by the European Insurance CFO Forum in 2016. The Group's EEV basis results are stated on a post-tax basis and include the post-tax IFRS basis results of the Group's asset management and other operations. The IFRS and EEV results are presented in US dollars, reflecting the change in the Group's presentational currency made in the second half of 2019, and comparative amounts are restated accordingly. The basis of translation is discussed in note A1 of the IFRS financial statements. Period-on-period percentage increases are stated on a constant exchange rate basis unless otherwise stated. Constant exchange rates are calculated by translating prior period results using the current period foreign exchange rate, ie current period average rates for the income statement and current period closing rates for the balance sheet.

b.    EEV and adjusted IFRS operating profit based on longer-term investment returns are stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions, which for IFRS in half year 2020 were driven by the impact of lower interest rates and equity markets on the Group's obligations to policyholders. They also exclude the effect of corporate transactions undertaken in the period, which in 2020 was the gain (loss) arising upon reinsurance of substantially all of Jackson's fixed and fixed indexed annuity portfolio to Athene. Furthermore, for EEV basis results, operating profit based on longer-term investment returns excludes the effect of changes in economic assumptions and the mark-to-market value movement on core borrowings. Separately on the IFRS basis, adjusted operating profit also excludes amortisation of accounting adjustments arising principally on the acquisition of REALIC that completed in 2012. All amounts shown are for continuing operations (Asia, US and Africa), with HY19 excluding the results of the demerged M&G plc business.

c.    Total number of Prudential plc shares in issue as at 30 June 2020 was 2,608,860,447.

d.    A pre-recorded presentation for analysts and investors will be available on-demand from 9.30am (UK time) using the following link: https://www.investis-live.com/prudential/5f0d7eb427577e1000c23420/ebgd A copy of the script used in the recorded video, a pdf of the Presentation and this RNS will also be available from 9.30am (UK time) on 11 August 2020 on the Prudential plc's website.

A Q&A call for analysts and investors will be held on the same day at 11.30am (UK time).

Registration to a "listen in" only and online question facility
To register to listen into the conference call and submit questions online, please do so via the following link: https://www.investis-live.com/prudential/5f10213027577e1000f6b945/prad The call will be available to replay afterwards using the same link.

Dial-in details
A dial-in facility will be available to listen to the call and ask questions: please allow 15 minutes ahead of the start time to join the call (lines open half an hour before the call is due to start, ie from 11.00am (UK time)).

Dial-in: +44 (0)20 3936 2999 (UK and international) / 0800 640 6441 (Freephone UK), Participant access code 717140. Once participants have entered this code their name and company details will be taken.

Transcript
Following the call a transcript will be published on the results centre page of Prudential plc's website on 14 August 2020.

Playback facility
Please use the following for a playback facility: +44 (0)20 3936 3001 (UK and international excluding US) / + 1 845 709 8569 (US only), replay code 943386. This will be available from approximately 3.00pm (UK time) on 11 August 2020 until 11.59pm (UK time) on 25 August 2020.

e.    2020 First Interim Ordinary Dividend
Ex-dividend date	20 August 2020 (UK, Hong Kong and Singapore)
Record date	21 August 2020
Payment of dividend	28 September 2020 (UK, Hong Kong and ADR holders) On or about 05 October 2020 (Singapore)

f.     About Prudential plc
Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps people get the most out of life through life and health insurance, and retirement and asset management solutions. Prudential plc has 20 million customers and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

g.    Discontinued Operations
Throughout this results announcement 'discontinued operations' refers to the recently demerged UK and Europe operations (referred to as M&G plc). All amounts presented refer to continuing operations unless otherwise stated.

h.    Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statement to differ materially from those indicated in such forward-looking statement. Such factors include, but are not limited to, the impact of the current Covid-19 pandemic, including adverse financial market and liquidity impacts, responses and actions taken by regulators and supervisors, the impact to sales, claims and assumptions and increased product lapses, disruption to Prudential's operations (and those of its suppliers and partners), risks associated with new sales processes and information security risks. future market conditions, including fluctuations in interest rates and exchange rates, the potential for a sustained low-interest rate environment, and the impact of economic uncertainty, asset valuation impacts from the transition to a lower carbon economy, derivative instruments not effectively hedging exposures arising from product guarantees, inflation and deflation and the performance of financial markets generally. global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of executive powers to restrict trade, financial transactions, capital movements and/or investment. the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as new government initiatives generally. given its designation as an Internationally Active Insurance Group ("IAIG"), the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors. the impact of competition and fast-paced technological change. the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates. the physical impacts of climate change and global health crises on Prudential's business and operations. the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries. the impact of internal transformation projects and other strategic actions failing to meet their objectives. the ability to complete a potential minority initial public offering of Jackson, or one of its related companies, or other strategic options in relation to Jackson, or one of its related companies. the effectiveness of reinsurance for Prudential's businesses; the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events. disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners). any ongoing impact on Prudential of the demerger of M&G plc. the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. the impact of legal and regulatory actions, investigations and disputes. and the impact of not adequately responding to environmental, social and governance issues. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statements to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of this document.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

Group Chief Executive's report

During the first half of 2020, our focus has been on supporting our customers, distributors, colleagues and communities through the challenges created by Covid-19. At the same time, we are continuing to invest for the future and deliver on our strategic objectives, including with our announcement today that we intend to pursue the full separation and divestment of Jackson to enable the Group to focus exclusively on our high-growth Asia and Africa businesses.

Since the Covid-19 pandemic began, we have leveraged our ability to act at pace to help our customers and the communities in which we operate. Both as an organisation and as individuals, we have shown how we are able to learn from the changing conditions around us and quickly generate new ways to support all of our stakeholders.

The Group's purpose is to help people get the most out of life. We do this by making healthcare accessible and affordable, helping people accumulate wealth through growing their assets, and empowering our customers to save for their goals. In all our businesses, we see strong alignment with the benefits to the wider society of financial inclusion through the increased provision of health and protection and long-term savings. By helping to build better lives and stronger communities and to maintain the self-reinforcing growth cycle, we seek to create long-term value for both our customers and our shareholders.

We continue to respond to our customers' needs for flexible and targeted products, alongside our more traditional comprehensive savings and protection solutions. During the first half we introduced in all markets free, limited-time, Covid-19 cover for new or existing customers or Pulse users and we continue to make improvements to our offerings. We have expanded the number of products we are able to market through virtual platforms thereby increasing our resilience. In total, 90 per cent of our products in Asia, based on APE sales1, can now be sold without face-to-face contact. In the second quarter, some 150,000 policies have been sold by our agents across Asia throughout virtual platforms, equivalent to 38 per cent of policies written by this channel.

Our agents, partners, bank staff and the other professionals who distribute our services form an important part of the wider Prudential family, and help to identify products that best fit customer needs. To that end, we have been finding new ways to help them to work effectively while staying safe. We have continued to hire agents across our markets, and we have launched a virtual sales process with some of our key partner banks in Asia. Jackson wholesalers are continuing to adapt to the virtual sales environment and have conducted more than 20,000 virtual meetings since March. We also successfully launched our new distribution relationship with State Farm, adding more than 5,700 agents offering Jackson annuity products.

Throughout this crisis, the health and well-being of our approximately 19,000 colleagues has been a top priority. As at the end of July, 56 per cent of our Asia workforce were working away from the office. In Africa that figure is around 40 per cent. In the United States and at our London office, close to 100 per cent of our colleagues were working remotely. A recent survey of our colleagues19 found that 90 per cent felt confident in the company's rapid response to the pandemic. Our agile workplace technology has proven well suited to remote working and our people have adapted well to this new environment. We are taking a cautious approach to reopening our offices, adapting them to local social distancing requirements.

Our people have been working tirelessly to support our communities in a variety of ways, both large and small. In particular, we have disbursed more than $1.8 million from the $2.5 million Covid-19 fund we announced in May. New initiatives include support for continued education and learning for vulnerable communities, ongoing provision of PPE and needed medical equipment to hospitals and clinics in Asia and, in our African markets, public health awareness campaigns, food relief for deprived communities and support for education. We have also taken steps to help our smaller suppliers deal with the particular pressures they are under at the current time.

Our teams are innovating with an eye to the world beyond Covid-19. Pulse by Prudential, our Asia digital health app, is now available in 11 markets and has been downloaded more than 8.1 million times21 since its launch a year ago. New tools are being added weekly, focusing on promoting healthy lifestyles and in turn reducing major non-communicable diseases, such as heart disease and diabetes.

Meanwhile, we have continued to execute successfully throughout the half year on our key strategic objectives. In March, we announced a significant bancassurance deal with TMB in Thailand, which together with Thanachart Bank gives us access to a customer base of more than nine million people. Last month, Prudential Ghana and Fidelity Bank announced a 10-year extension to their exclusive bancassurance agreement. In June we announced major reinsurance and investment transactions with Athene in the US and we have today announced that we intend to pursue the full separation and divestment of Jackson.

Intended separation of US operations

The Board of Prudential plc has decided to pursue the full separation and divestment of Jackson to enable the Group to focus exclusively on its high-growth Asia and Africa businesses.

The separation would result in two separately listed companies with distinct investment propositions, which the Board believes would result in improved strategic outcomes for both businesses. The separation would improve alignment of management and employees to their businesses, customers and shareholders. The Group would maintain its dual primary listings in both London and Hong Kong and secondary listings in Singapore and the US. Jackson would be expected to be solely listed in the US.

The Group intends to commence separation by way of a minority IPO followed by future sell-downs over time, with the proceeds used to increase financial flexibility for further investment in our Asia and Africa business. Any required shareholder approvals for the separation will be sought in advance of its execution.

Preparations for the IPO, targeting the first half of 2021, continue to progress well. If market conditions are not supportive of an IPO, the Group's current intention is that separation would be facilitated through a demerger of the Group's stake in Jackson to our existing shareholders.

Focus on growth opportunities in Asia and Africa

Prudential's differentiated product and geographic portfolio is well positioned to meet the protection and savings needs of the growing populations in Asia and Africa, where insurance penetration is currently low and demand for savings solutions is rapidly developing.

We have a pan-Asian footprint, with our largest life and protection operations18 in Hong Kong, Singapore, Indonesia and Malaysia. We also operate in Thailand, Vietnam, Taiwan, the Philippines, Cambodia, Laos and Myanmar and have successful partnerships in China and India. Within this footprint, Prudential has top three positions2 in nine out of 13 life markets, with significant with-profits funds in three markets providing a distinct product offering. We have a focus on capital-efficient health and protection insurance products and fee-based earnings. In asset management, Eastspring manages $220 billion across 11 markets in Asia and provides focused investment solutions to third-party retail and institutional clients as well as to our internally sourced life funds.

Over the decade from 2009 to 2019, embedded value in Asia grew on average by 15 per cent3,5 per annum and at 31 December 2019 was $39.2 billion3. On average over the same period, total assets under management22 grew by 14 per cent3,5 per annum from $69.7 billion3 to $266.6 billion3, APE sales4 grew by 12 per cent3,5 per annum, new business profit6 and adjusted operating profit7 grew by 16 per cent3,5 per annum and Asia operating free surplus generation8 grew by 19 per cent3,5 per annum.

Our joint venture operations in China and India provide us with scaled access to two of the largest economies in the region in which we see significant growth potential in both insurance and savings. In Indonesia, we continue to strengthen our market leadership and propel growth by broadening our product offerings, enhancing our agent quality, as well as digitalising our business model. In Thailand our new distribution agreements will enable us to leapfrog and play a major role in serving the growing retirement and investment needs of a rising middle class. As the four largest economies in our footprint, these markets offer us the most significant opportunities for growth going forward.

In Hong Kong, we will continue to build our already strong and substantial business through agent expansion and increased digitalisation of our service offering, including in the Greater Bay Area as policy guidance emerges. In Singapore, we see significant opportunities in expanding the servicing of the wealth and small and medium enterprise markets, alongside supporting a fast-ageing population to address uncovered retirement and health needs. In Malaysia, we have leading market positions in both the conventional and takaful markets, with the underprovided sharia market presenting substantial opportunity for growth. In our other high-potential markets of Vietnam, the Philippines, Cambodia, Laos and Myanmar, we see the opportunity for rapid growth through the roll-out of our efficient and scalable business model. In Africa, where we have a growing presence in some of the world's most under-penetrated markets, we continue to focus on technology and distribution to build a scalable business.

We have been able to substantially accelerate our digital development and customer-centric digital ecosystem, materially amplifying our physical franchise. Pulse by Prudential, our new digital health app, is now live in 11 markets, and the number of downloads has increased to more than 8.1 million at the beginning of August21 from 1.3 million when we announced our full-year results in March this year. Pulse is broadening our customer base, gathering new data and converting this into new sales. Seventy per cent of Pulse users are new to Prudential, representing an internet-savvy and materially younger demographic than our in-force customer base. This is a rich source of new relationships and leads, which support our future growth. We are at the start of the monetisation journey from this digitally-led customer engagement, with 1.5 million free introductory covers provided and around 200,000 policies from our full range of products sold direct or through online-to-offline agency referrals. We intend to scale these monetisation activities at pace, which are complementary to our existing routes-to-market.

Eastspring has a broad product set, as well as significant distribution capabilities and a strong long-term track record. Product areas cover equity, bonds and multi-asset products, which underpin the savings offered to life business customers and are distributed to third-party institutions and retail clients. Distribution channels include wholesale, intermediary and direct online formats, which are tailored as required, depending on the geography involved. This means that Eastspring can continue to grow and develop through both market cycles and changes to individual investment styles. Operational efficiency at Eastspring has led to industry-leading margins20 and investment in technology to deliver common platforms, and world-class risk management and governance capabilities. We expect Eastspring to further expand its product capabilities, tailoring them to the fast-developing needs of the Group's life business, as well as third-party clients.

Since 2014 we have also built a rapidly growing multi-product business in Africa, with operations now in eight countries across the continent. Further information on how we have been investing and developing this business is set out further below within the Africa performance section.

We intend to take full advantage of the long-term structural opportunities in our chosen markets and geographies, while both operating with discipline and continuing to innovate, to deliver profitable and increasingly diversified growth.

Our trusted brands and digitally enabled multi-channel distribution enable us to meet the growing needs of our customers for long-term savings and financial security, and to design differentiated and tailored consumer products, which integrate investment and protection solutions. This offering is delivered through efficient and agile infrastructure, which in turn allows us to innovate and deploy products rapidly as consumer demands evolve.

We have significant investment appetite that is based on the absolute size and demographic characteristics of each economy and on our ability to build competitive advantage leveraging our scale and expertise. While we will continue to build on our leading positions in Hong Kong and ASEAN, we see the greatest growth opportunities in the largest economies of China, India, Indonesia and Thailand.

Our Asia-focused strategy will support long-term delivery of future shareholder returns through value appreciation, with a focus on achieving sustained double-digit growth in embedded value per share. This will in turn be supported by growth rates of new business profit, which is expected to substantially exceed GDP growth in the markets in which the Group operates.

Financial impacts of intended separation

Jackson intends to seek a strong credit rating and capitalisation and is expected to raise debt and target an RBC ratio in the circa 425-475 per cent range at the point of proposed listing. Jackson's holding company would currently be expected to target financial leverage in the circa 20-25 per cent range. These ranges are subject to market conditions and will be kept under review.

The target RBC ratio would include the proceeds of any primary equity issued by Jackson at or before the IPO and the target financial leverage would be expected to be raised at Jackson's holding company in advance of any IPO. Proceeds from the anticipated increase in Jackson's debt would enable repayment of a portion of the Group's existing debt during 2021 and 2022, and support Prudential's intention to maintain its strong credit rating after any separation of Jackson. Proceeds from further sell-downs in Jackson following the IPO would provide further resources to fund the Group's continued investment in Asia and Africa growth opportunities.

To support the intended separation process, other than any pre-separation returns of capital including from Jackson's debt issuance, Prudential plc does not currently expect Jackson to remit any regular dividends in 2020 or 2021 prior to the IPO. Prudential will adopt a new dividend policy that is aligned to the Asia and Africa growth strategy and to the intended separation of Jackson. The new policy will apply with immediate effect.

The Group will continue to right-size its head-office costs with the evolving footprint of the business. The Group is aiming to deliver a further annual cost reduction of around $70 million by 2023 on top of the $180 million cost savings from 2021 previously announced as a result of the M&G demerger27. This reduction would take into account the intended smaller size of the Group, while still retaining the quality of reporting, risk management and governance required by our regulators and stakeholders. We would continue to maintain a cost-effective presence in London to support our most liquid primary listing and our capital markets relationships as well as to access the depth and quality of financial service talent based there.

Capital allocation and dividend policy

Since 2013, Prudential has committed over $9 billion of capital to support growth in Asia, including around $5 billion of inorganic investments to grow our distribution reach and to build digital capability. Around one-third of this investment has been made since January 2019. Asia has grown significantly over the last 10 years and the Group continues to have substantial opportunities for value creation from further investment in Asia. This investment is expected to deliver profitable and sustainable compounding growth and high risk-adjusted returns for shareholders. Accordingly, the new dividend policy reflects a rebalancing of capital allocation from cash dividends to reinvestment of capital into the Asia business and will apply with immediate effect.

Reflecting the Group's capital allocation priorities, dividends will be determined primarily based on Asia's operating capital generation after allowing for the capital strain of writing new business and recurring central costs, with a portion of capital generation retained for reinvestment in the business. Dividends are expected to grow broadly in line with the growth in Asia operating free surplus generation net of right-sized central costs, and will be set taking into account financial prospects, investment opportunities and market conditions.

The total 2020 dividend will be subject to market conditions and financial performance in 2020 remaining in line with expectations. Based on current estimates of Asia's full-year 2020 operating capital generation, the Group's total 2020 dividend is expected to be around $420 million under the new policy, equivalent to around 16.10 cents per share.

For the 2020 first interim dividend, the Board has approved a dividend of 5.37 cents per share13, representing one third of the current expectation for the 2020 full-year dividend under the Group's new dividend policy. The second interim dividend is expected to be approved by the Prudential Board in the first quarter of 2021 and paid to shareholders in May 2021, in accordance with the Group's normal financial calendar.

Starting from the 2021 first interim dividend, the Board intends to apply a formulaic approach to first interim dividends, which will be calculated as one-third of the previous year's full-year dividend.

Financial performance

In the first half of the year, the Group's adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit7) from our continuing operations decreased by (2) per cent on a constant exchange rate basis to $2,541 million (decreased by (3) per cent on an actual exchange rate basis). This comprised a 14 per cent increase in Asia adjusted operating profit7, reflecting the resilience of our business underpinned by the success of our health and protection offering, and a lower contribution from our US business reflecting the adverse effect of market movements, including the amortisation of DAC in the period.

Our IFRS profit after tax from continuing operations was $534 million in the first half of 2020 (2019: $1,158 million on an actual exchange rate basis). This principally reflects the impact of lower interest rates, as well as lower equity market levels on our guaranteed US liabilities, only partially offset by gains on hedge instruments held for equity and interest rate related risk management purposes. The Group also benefited from a $668 million post-tax gain ($846 million pre-tax) from the reinsurance transaction with Athene concluded in the period.

Asia performance

In Asia, we have been focused on supporting our communities, customers and staff through the challenges created by Covid-19 this year. We have also made significant strategic progress and achieved a positive financial performance despite the difficult macro and operating environment.

At the start of this report I set out some of the ways we have been supporting our stakeholders through the Covid-19 pandemic. For example, in Hong Kong, we have teamed up with the Chinese University of Hong Kong and one of our health services partners, Prenetics, to provide free Covid-19 tests to the 30,000 healthcare workers and their families in the city. In Indonesia, we have provided free Covid-19 rapid tests to 100,000 consumers in Jakarta and Surabaya as well as free online doctor consultation with Halodoc and in Malaysia, we have organised fundraising to distribute provisions to low-income families and made donations to Mercy Malaysia.

Covid-19-related restrictions applied from the start of the year in Hong Kong and mainland China, and across the region during the second quarter of 2020, resulting in APE sales4 declining (34) per cent9 compared with 2019. However, we believe the Covid-19 disruptions have also acted to intensify our structural opportunities. The region's growing population has a clear and increasing need for the broad-based products we deliver. Insurance penetration in Asia is only 2.7 per cent of GDP, compared with 7.5 per cent in the UK10, while mutual fund penetration is just 12 per cent in Asia, compared with 96 per cent in the US11. In China, for example, recent research12 suggests that four out of five consumers intend to purchase more insurance products after the Covid-19 crisis.

Second quarter APE sales4 were down (45) per cent9 from the same period last year, compared with a reduction of (24) per cent9 in the first quarter. The continued restriction of travel from mainland China to Hong Kong led to a (64) per cent9 fall in APE sales4 over the first half of the year in this market, with new business profit declining by (67) per cent9, additionally reflecting lower rates. In markets outside Hong Kong, APE sales4 declined (12) per cent9 over the first half of the year, while new business profit proved more resilient, down (6) per cent9. China, which entered and exited lockdown earlier than other markets, saw APE sales4 down (5) per cent9 over the first half of the year, with second quarter APE sales4 20 per cent9 higher than the same period last year as restrictions eased. Improved business mix saw half year new business profit6 rise by 4 per cent9 in China. We consider this sales performance to be encouraging in the context of the disruption to traditional forms of distribution. The Covid-19 pandemic has, nevertheless, reinforced the structural demand for protection in the region, with seven of our life markets increasing the proportion of health and protection sales in the first half. The sales environment improved across our markets as restrictions were gradually eased, with all 13 of our life markets reporting higher monthly sales4 in June compared with levels in April and May.

The strength of our diverse, high-quality platform, and our long-held focus on writing profitable, value-adding business are demonstrated in the 14 per cent9 increase in Asia adjusted operating profit7. This continued positive earnings progression is supported by a 6 per cent growth3 in life renewal premiums16 to $9.7 billion, underpinned by our recurring premium business model, high customer retention rate of 95 per cent, focus on protection products and business model diversity.

As well as our progress with Pulse by Prudential, we have made significant advances in virtualising our customer and agent onboarding process through close engagement with regulators, customers and existing distribution teams. Some 90 per cent of our products (based on APE sales) can now be sold virtually, with 38 per cent (150,000) of policies sold by agents in the second quarter requiring no face-to-face contact. Agent engagement and management have moved online, supporting both 7 per cent growth14 in new agent recruits and 7 per cent growth15 in our overall agency force. An increased level of automation is evident across our business, with e-submission rates now at 88 per cent, and auto-underwriting being performed on up to 60 per cent of all new cases.

Eastspring saw adjusted operating profit7 rise by 10 per cent9 in the first half of 2020 supported by a 12 per cent9,23 increase in average funds under management. Cost management remains vigorous as the cost-income ratio further improved by 1 percentage point to 50 per cent. Funds under management declined to $209 billion at 31 March 2020 (31 December 2019: $241 billion) due to third-party net outflows and lower equity markets, but rebounded to $220 billion at 30 June 2020 as a result of positive Asia life flows ($2.9 billion in the first half) and recovering markets. We continue to expand our offerings despite adverse market conditions, with notable funds launched in Taiwan and Thailand as well as institutional top-ups in Japan and Malaysia. We also made good progress in China, where our Wholly Foreign-owned Enterprise's total sourced and sub-advised FUM reached RMB2.8 billion at end-June.

We have also continued to expand and strengthen our strategic footprint in South-east Asia. In Thailand, our 15-year strategic partnership with TMB has significantly strengthened our distribution capabilities in the country's fast-growing life insurance sector and strongly complemented our position in the mutual fund market. Meanwhile, we have also partnered with BFL in Laos, and expect to establish an exclusive partnership with Yoma Bank in Myanmar, which has started to contribute new business. We are investing in technology and bringing into play expertise from our other operations in these exciting new markets.

The near-term outlook for the Asia business remains uncertain due to the risks around renewed restrictions on movements both of customers and distribution teams. Any such restrictions will likely vary during the period meaning that we will need to continue to be agile in our operational delivery. Our early move to full virtualisation of new business and agent onboarding means that we can continue to mitigate, in part, the impact on sales. The near-term outlook for sales and new business profit in Hong Kong will continue to be impacted by the closure of the border with mainland China, which may not re-open in 2020.

Africa performance

Despite the Covid-19 pandemic, APE sales4 at Prudential Africa have grown by 59 per cent9 to $54 million in the first six months of the year, with the number of active agents nearly doubling compared with the same period last year. The increase in active agents is a direct result of implementing a Rookie Development Programme in each market to help transition new agents, from the classroom to the field, and making those agents active within the first month of their recruitment. In most markets, as a response to Covid-19-related restrictions, we rapidly innovated to create an end-to-end virtual sales submission process, and a virtual recruitment and onboarding process for distributors, as well as delivering training digitally, which has helped to support our APE growth. In Ghana, we have renewed our exclusive agreement with Fidelity Bank for an additional 10 years, building on a successful partnership over the past five years. Meanwhile, our team in Nigeria has launched a new partnership with the largest mobile operator in the country, MTN, in an effort to reach its subscriber base of over 70 million people, and provide protection to the millions of uninsured Nigerians. Integration of the recently acquired Beneficial businesses continues with all businesses performing well, supported by the ongoing transformation of the agency businesses' operating model and relatively lighter Covid-19 restrictions. Finally, all of our businesses have identified organisations in their markets that will benefit from support from our Covid-19 relief fund. Over 100,000 people in Africa will be reached rapidly via this community initiative.

US performance

The US is the world's largest retirement savings market24, with approximately 4 million Americans reaching retirement age every year25. This transition continues to trigger the unprecedented shift of trillions of dollars from savings accumulation to retirement income generation26.

Jackson believes that a retirement strategy that integrates an income guarantee will mitigate much of the risk of retirees running out of money during retirement. In response to this demand and the ongoing shift to fee-based solutions, Jackson has positioned itself with product innovation and distribution strategies to provide a wide spectrum of choice when selecting the retirement savings and income product that best fits customer needs. This will allow Jackson to enhance further its market-leading variable annuity position in the brokerage market, diversify in the fixed annuity and fixed indexed annuity space and grow in the advisory retirement solutions market.

Supporting this ambition is a flexible and scalable operating platform that enables excellent service to be delivered efficiently. In 2020, Service Quality Management awarded Jackson the 2019 Contact Center of the Year award. Also in 2020, the company received the number one overall operational ranking for 2019 from its broker-dealer partners, according to the Operations Managers' Roundtable.

Jackson has supported our stakeholders during the Covid-19 pandemic by using funding from the Covid-19 relief fund to support a charity in each of our main office locations of Lansing, Nashville and Chicago. The projects will address systemic economic insecurity, which has been worsened by the virus, through financial coaching and direct assistance.

Recent events in the US have raised awareness and heightened discussion of issues related to racial bias, structural racism and social justice. Following these events, Jackson's leadership have held meetings with the Diversity & Inclusion Advisory Council and Visions in Black Excellence (VIBE Business Resource Associate Group), participated in a panel on 'Allyship' organised by Jackson Pride Business Resource Associate Group and issued supportive communications to all Jackson's associates. We have introduced panels and training opportunities for all associates and managers in this area, and have made significant charitable contributions to the Lansing Chapter of the National Association for the Advancement of Colored People, the Urban League of Middle Tennessee, and Facing History and Ourselves in Chicago. We will build on our longstanding existing activities and continue to engage with our associates on these issues.

In June we announced that Jackson had agreed to fully reinsure substantially all of its in-force fixed and fixed indexed annuity portfolio to Athene. In addition, Athene agreed to make a $500 million anchor equity investment in the US business, in return for an 11.1 per cent economic interest in the enlarged common equity of the US business. This illustrated successful progress on our third-party capital strategy, and meaningfully enhanced Jackson's capital position, with an estimated RBC ratio above 400 per cent at 30 June 2020, reflecting the benefit of the reinsurance transaction with Athene from 1st June and surplus generated in the period, but before the equity investment had completed, as we continue to build to an independent US business.

Adjusted operating profit7 fell (19) per cent in the period, largely as a result of the impact on DAC of market movements. Before allowing for DAC acceleration impacts, adjusted operating profit7, while reduced, was resilient (down by (6) per cent) despite market disruptions. Despite APE sales4 being (9) per cent lower, we maintained our leadership position in the annuities market.

A recent survey17 indicated that nearly two-thirds of financial professionals are having more frequent annuity conversations with clients during the pandemic and 68 per cent indicated that they are more likely to discuss annuities with clients in the future. Our conservative credit strategy protected our capital position, and the Athene reinsurance transaction reduces our exposure to credit risk going forward.

Jackson expects that the current declines in interest rates will lead to lower sales of fixed and fixed indexed annuities compared with 2019, for the near term. US adjusted operating profit7 is expected to remain sensitive at an operating level to the impact of equity markets on separate account balances, which drive fee revenues, and on DAC accounting effects. The reinsurance transaction with Athene, which reduced spread assets and liabilities, will lead to lower spread-related earnings, albeit with reduced exposure to credit risk as well. Additional portfolio repositioning after the reinsurance transaction has resulted in an even more conservative positioning in respect of US credit risk. Jackson's estimated RBC position is significantly improved from the year end and its operating capital generation is expected to remain strong.

We will continue to operate with discipline in this business, utilising our strong brand, our prudent product design and risk management, our award-winning service and our single stack operating platform, which has industry-leading cost advantages and is highly scalable.

Outlook

The Covid-19 outbreak has disrupted the global economy and our individual markets to varying degrees and at different periods, and the extent to which we may be affected in the remaining part of the year is uncertain. However, the long-term structural opportunities for us in Asia remain clear. Our multi-channel and multi-product approach, employing digital sales, fulfilment and premium collection, is continuing to deliver on those opportunities. In Asia we have operations in 15 markets, with a total of over 15 million customers, and we have outstanding product, platform and distribution strengths. We believe we are well positioned both to weather the disruption caused by the pandemic and to support our customers and communities for many years to come.

We remain focused on our strategic priorities, including to enable our investors to benefit to the fullest extent from the opportunity presented by our business in Asia. We continue to invest and innovate to meet important needs for Asia consumers, we operate a highly resilient business model, and we are dedicated to our purpose of helping people get the most out of life. Our proposed separation and divestment of Jackson would enable the Group to focus exclusively on our high-growth Asia and Africa businesses, and I believe it would result in two separately listed companies with distinct investment propositions and improved strategic outcomes. I am confident that we will not only continue to demonstrate our agility and resilience through this period, but that we will emerge from it stronger, more digitally enabled and even better able to serve our customers.

Notes
1    Based on the APE sales mix achieved in Asia within the first half of 2020.
2    Based on full year 2019 (fiscal year 2020 for India). Sources include formal (eg competitors results release, local regulators and insurance association) and informal (industry exchange) market share data. Ranking based on new business (APE sales, weighted full year premium or full year premium depending on availability of data) or total weighted revenue premiums.
3    On an actual exchange rate basis.
4    APE sales is a measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written down during the period for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. It is not representative of premium income recorded in the IFRS financial statements. See note II of the Additional unaudited financial information for further explanation.
5    CAGR is compound annual growth rate.
6    New business profit, on a post-tax basis, on business sold in the period, calculated in accordance with EEV Principles.
7    Adjusted IFRS operating profit based on longer-term investment returns is management's primary measure of profitability and provides an underlying operating result based on longer-term investment returns and excludes non-operating items. Further information on its definition and reconciliation to profit for the period is set out in note B1.1 of the IFRS financial statements.
8    For insurance operations, operating free surplus generated represents amounts maturing from the in-force business during the period less investment in new business and excludes non-operating items. For asset management businesses, it equates to post-tax adjusted operating profit for the period. Further information is set out in note 11 of the EEV basis results.
9    Period-on-period percentage increases are stated on a constant exchange rate basis unless otherwise stated. As in previous years, we comment on our performance in local currency terms (expressed on a constant exchange rate basis) to show the underlying business trends in periods of currency movement.
10  Source: Swiss Re Sigma 2017. Insurance penetration calculated as premiums on per cent of GDP. Asia penetration calculated on a weighted population basis.
11  Source: Investment Company Institute, industry association and Lipper.
12  Source: McKinsey & Company: Fast forward China: How COVID-19 is accelerating 5 key trends shaping the Chinese economy, May 2020
13  Under the Group's previous dividend policy, the first interim dividend would have been 12.28 cents per share.
14  Growth calculated as new agent recruits over half year 2020 compared with half year 2019, excluding India.
15  Growth calculated agents as at half year 2020 compared with half year 2019, excluding India.
16  See note II of the Additional unaudited financial information for definition and reconciliation to IFRS balances.
17  Source: Jackson® and the Insured Retirement Institute (IRI) surveyed 200 financial professionals between April 8 and April 17, 2020.
18  Based on adjusted operating profit to 30 June 2020.
19  Survey of our London and Asia colleagues.
20  When compared against global competitors. Industry margin source: BCG Global Asset Management Market-Sizing Database 2020; BCG Global Asset Management Benchmarking Database 2020.
21  Downloads as at 5 August 2020.
22  Comprising internal funds, primarily held by Asia insurance businesses, and external funds managed by Eastspring. Internal funds include internally managed funds held in joint ventures and associates but excludes assets attributable to external unit holders of the consolidated collective investment schemes alongside other adjustments.
23  On a constant exchange rates basis Eastspring average funds under management over the half year to 30 June 2019 were $200.2 billion (actual exchange rate basis: $206.7 billion). Average funds under management over the period to 30 June 2020 were $224.1 billion.
24  Source: Willis Towers Watson Global Pension Asset Study 2019.
25  Annual Estimates of the Resident Population by Single Year of Age and Sex for the United States: 1 April 2010 to 1 July 2018. Source: US Census Bureau, Population Division.
26  Source: 2016 Federal Reserve Board's Triennial Survey of Consumer Finances.
27  As compared with 2018 and before a planned $10 million increase in Africa costs as previously disclosed.

Group Chief Financial Officer and Chief Operating Officer's report on the 2020 first half financial performance

The Group has demonstrated positive operating results while supporting our colleagues, distributors, customers and communities during the disruption caused by Covid-19, and continuing to invest for the future and deliver on our strategic objectives. These 2020 half year results reflect the first full period of financial reporting after the demerger of M&G plc in October 2019.

Our businesses in Asia delivered a 14 per cent1 increase in adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit2), reflecting the benefits of our well positioned and broad-based portfolio, which has long focused on high quality, recurring premium business.

Our US business delivered a robust performance in particularly challenging market conditions, with its risk management process working as planned, while delivering operating in-force capital generation in line with our expectations. This, alongside the benefit from the reinsurance transaction with Athene, resulted in an estimated 30 June RBC ratio for Jackson of above 400 per cent as well as delivering a material reduction in credit-related exposure. The $500 million investment by Athene into the US business completed in July and contributed around 24 percentage points to Jackson's coverage ratio3.

The first half of 2020 saw high levels of macro volatility. In the US, the S&P 500 index fell (20) per cent over the first quarter before recovering by 20 per cent in the second, resulting in a (4) per cent decline over the first half of the year. In Asia, equity indices were similarly volatile, with the MCSI Asia ex Japan index 18 per cent down in the first quarter and up 17 per cent in the second. Government bond yields were lower over the period, notably with the US 10-year government bond yield ending the period at 0.7 per cent (31 December 2019: 1.9 per cent). The first half of 2020 also saw significant volatility in credit spreads, for example spreads on US dollar denominated A-rated corporate bonds rose by 184 per cent in the first quarter and fell by 48 per cent in the second quarter.

In comparative results for the first six-months of 2019, which have been re-presented in US dollars following the change in presentational currency in our 2019 Annual Report, discontinued operations refer to the results of M&G plc which was demerged in October 2019. As in previous years, growth rates referred to are on a constant exchange rate basis unless otherwise stated.

Covid-19

The Group Chief Executive's report has set out how the Group has risen to the operational challenges presented by Covid-19. In terms of financial performance, the containment measures taken by governments across the globe have impacted sales levels and new business profitability in the first half of 2020, albeit we have seen strong recoveries in those markets where measures have eased such as China. These impacts are discussed later in this report. The sales trajectory going forward will remain at risk to further restrictions on movement for both our customers and distributors. The impact that Covid-19 has had on markets, with lower interest rates and equity markets, has negatively impacted profitability in the period as discussed below. The sensitivity of our IFRS, EEV and capital metrics to further market movements are set out in the financial statements later in this document.

In terms of the balance sheet, experience has largely been within our operating assumptions and no strengthening of assumptions has been required at 30 June 2020. In Asia, where we focus on health and protection business, we have seen very low levels of Covid-19 claims to date. We have provided our customers with premium grace periods in line with local regulations but no significant impacts on our financial position have arisen to date. There have been no impairments to goodwill or intangible assets at 30 June 2020 and we will continue to review for triggers for impairment in line with our normal accounting procedures. Our investments are largely at fair value in the balance sheet and no significant changes to our valuation procedures have been applied. There has been a small increase in losses on bonds sold by Jackson during the first half of 2020 to $(148) million (2019: $(24) million on an actual exchange rate basis) given the widening of credit spreads, especially in the first quarter.

Finally, our liquidity position remains healthy with $1.9 billion of central liquidity at 30 June 2020 alongside $2.6 billion of undrawn committed facilities. We have not breached any of the requirements of our core structural borrowings nor modified any of their terms.

Adjusted operating profit before tax from continuing operations

For the first half of 2020, Prudential's adjusted operating profit2 from continuing operations was $2,541 million ((2) per cent lower than the same period in 2019 on a constant exchange rate and (3) per cent lower on an actual exchange rate basis).

This reflects the combination of a 14 per cent1 increase in adjusted operating profit2 from our Asia life and asset management operations, offset by a (19) per cent decrease in adjusted operating profit2 from our US business, and lower central expenses. The decline in US adjusted operating profit2 is driven by unfavourable DAC accounting adjustments in the current period and favourable DAC accounting adjustments in the prior period. Before allowing for DAC acceleration in the current period (2019: DAC deceleration), US adjusted operating profit2 decreased by 6 per cent.

Central expenses were 7 per cent1 lower than the prior period reflecting a reduction in interest expense on core borrowings following the transfer of debt to M&G plc in 2019, partly offset by increased restructuring costs of $(108) million (2019: $(30) million4). Restructuring costs reflect the Group's substantial and ongoing IFRS 17 project, and costs associated with the planned reduction in central overhead expenses. During the first half of 2020 our head office activities incurred costs of $(205) million (2019: $(212) million4). We remain on track to deliver total annualised savings of circa $180 million5 and have currently completed actions to deliver $160 million, targeting a revised run-rate from 1 January 20216.

IFRS basis non-operating items from continuing operations

Non-operating items in the first half of 2020 consist of short-term fluctuations in investment returns on shareholder-backed business of negative $(2,706) million (2019: negative $(1,455) million4), $846 million of net gains arising from the US reinsurance transaction with Athene (2019: gains on other corporate transactions of $17 million4), and the amortisation of acquisition accounting adjustments of negative $(18) million (2019: negative $(22) million4) arising mainly from the REALIC business acquired by Jackson in 2012.

Negative short-term fluctuations comprised negative $(448) million for Asia (2019: positive $544 million4), negative $(2,288) million in the US (2019: negative $(1,968) million) and positive $30 million in other operations (2019: negative $(31) million4).

Falling interest rates in certain parts of Asia led to lower discount rates on certain policyholder liabilities under the local reserving basis applied, which were not fully offset by unrealised bond gains in the period. This together with the effect of falling equity markets led to the overall negative short-term investment fluctuations in Asia.

In the US, a significant portion of our liabilities are fair valued under 'grandfathered' US GAAP (the basis of our IFRS reporting) and, among other factors, assume that future market returns follow the risk-free curve. The sharp decline in US interest rates, alongside lower equity markets, in the period resulted in a significant increase in these liabilities leading to accounting losses. These were only partially offset by gains on equity and interest rate derivatives held to protect the economics of the business from large movements in investment markets and for which a degree of variability is accepted within the accounting results. Further discussion of Jackson's non-operating items is contained in the US section of this report.

After allowing for non-operating items, the total profit after tax from continuing operations was $534 million (2019: $1,158 million1).

In addition to the effects recorded directly in the reported after-tax profit as described above, movements on the Group's IFRS shareholders' funds also reflect the transfer of assets to Athene as part of the reinsurance transaction, reducing cumulative unrealised gains on debt securities by $(1.8) billion largely mitigated by the positive effect of lower interest rates in the period on the valuation of Jackson's debt securities. Overall IFRS shareholders' funds were $19.1 billion (31 December 2019: $19.5 billion4).

IFRS effective tax rates

In the first half of 2020, the effective tax rate on adjusted operating profit based on longer-term investment returns from continuing operations was 18 per cent (2019: 16 per cent). This expected higher rate reflects losses arising in other operations on which no tax relief is expected to be available in future periods.

The effective tax rate on total IFRS profit in the first half of 2020 was 19 per cent (2019: less than 1 per cent), reflecting a reduction from 2019 in non-taxable investment-related marked-to-market gains arising in Asia.

Corporate transactions

Extension of Thailand bancassurance partnership

On 19 March, the Group announced that its Thailand business had entered into a strategic bancassurance partnership with TMB Bank Public Company Limited (TMB) with an initial term of 15 years to provide Prudential's suite of health and wealth solutions to TMB's customer base. The new agreement significantly expands and extends Prudential's partnership with Thanachart Bank to TMB Bank, which, following their merger, is the sixth largest bank by deposits and fourth largest bank by branches in Thailand.

The extended exclusive partnership agreement will commence on 1 January 2021 and until this time the current arrangement with Thanachart Bank will continue. The fee for extending the current arrangements was Thai Baht 24.5 billion (equivalent to US$754 million based on the exchange rate at 18 March 2020), with Thai Baht 12.0 billion paid in April 2020 and the remainder due on 1 January 2021.

Jackson reinsurance of fixed and fixed indexed annuity business

In June 2020, Jackson reinsured substantially all of its in-force portfolio of US fixed and fixed indexed annuities with Athene (circa $27.6 billion of liabilities). The transaction excluded liabilities relating to Jackson's legacy life and institutional business, the REALIC portfolio and group pay-out annuity business reinsured from John Hancock as well as investments in the general account by the variable annuity policyholders. At 30 June 2020 these remaining liabilities, net of reinsurance, totalled $34.8 billion, the vast majority of which attract spread type earnings. The transaction improved the capital position of Jackson by increasing the Jackson RBC ratio by 69 percentage points and the Group's LCSM cover ratio by 25 percentage points. This is discussed further in the 'Group capital position' section below and the 'Local statutory capital - Jackson National Life' section within the discussion on the US financial performance.

The reinsurance agreement was effective on 1 June 2020 and resulted in an IFRS pre-tax gain recorded through the profit and loss account of $846 million. After allowing for tax and the reduction in unrealised gains recorded directly in other comprehensive income, the impact of the reinsurance transaction on IFRS shareholders' equity is a reduction of $(1,135) million19. The policies reinsured to Athene contributed around $100 million to adjusted operating profit in 2019.

This transaction reduced the Group's EEV by $(423) million, which largely reflects the loss of future profits recorded in the value of in-force business as a result of the reinsurance and the loss of unrealised gains on assets passed to Athene partly offset by the reinsurance commission received after deducting tax.

In June 2020, Prudential announced an agreement with Athene for its subsidiary Athene Life Re Ltd to invest $500 million in Prudential's US business in return for an 11.1 per cent economic interest for which the voting interest is 9.9 per cent. This transaction subsequently completed on 17 July 2020 and so will be accounted for in the second half of 2020. If the transaction had completed at 30 June, the effect on the Group's 30 June 2020 IFRS shareholders' funds would be a further reduction of $(0.6) billion3 and EEV shareholders' equity would be further reduced by $(1.1) billion3.

IFRS profit
	Actual exchange rate			Constant exchange rate
	Half year 2020 $m	Half year 2019 $m	Change %	Half year 2019 $m	Change %
Adjusted operating profit based on longer-term investment returns before tax from continuing operations
Asia
Long-term business	1,590	1,417	12	1,396	14
Asset management	143	133	8	130	10
Total Asia	1,733	1,550	12	1,526	14

US
Long-term business	1,256	1,556	(19)	1,556	(19)
Asset management	10	16	(38)	16	(38)
Total US	1,266	1,572	(19)	1,572	(19)

Total segment profit from continuing operations	2,999	3,122	(4)	3,098	(3)

Other income and expenditure	(350)	(473)	26	(466)	25
Total adjusted operating profit before tax and restructuring costs	2,649	2,649	-	2,632	1
Restructuring and IFRS 17 implementation costs	(108)	(30)	(260)	(28)	(286)
Total adjusted operating profit before tax	2,541	2,619	(3)	2,604	(2)
Non-operating items:
Short-term fluctuations in investment returns on shareholder-backed business	(2,706)	(1,455)	(86)	(1,445)	(87)
Amortisation of acquisition accounting adjustments	(18)	(22)	18	(21)	14
Gain on disposal of businesses and corporate transactions	846	17	n/a	20	n/a
Profit from continuing operations before tax attributable to shareholders	663	1,159	(43)	1,158	(43)
Tax (charge) credit attributable to shareholders' returns	(129)	(1)	n/a	1	n/a
Profit from continuing operations for the period	534	1,158	(54)	1,159	(54)
Profit from discontinued operations for the period, net of related tax	-	835	n/a	813	n/a
Profit for the period	534	1,993	(73)	1,972	(73)

IFRS earnings per share
	Actual exchange rate			Constant exchange rate
	Half year 2020 cents	Half year 2019 cents	Change %	Half year 2019 cents	Change %
Basic earnings per share based on adjusted operating profit after tax from continuing operations	79.0	84.5	(7)	84.3	(6)

Basic earnings per share based on:
Total profit after tax from continuing operations	19.7	44.6	(56)	44.8	(56)
Total profit after tax from discontinued operations	-	32.3	n/a	31.5	n/a

Group capital position

Prudential is applying the local capital summation method (LCSM) that has been agreed with the Hong Kong Insurance Authority (IA) to determine Group regulatory capital requirements until the Group-wide Supervision (GWS) Framework is effective. The timing of finalisation and implementation of the GWS Framework remains uncertain, although it is expected to become effective in early 2021. The Legislative Council of the Hong Kong Special Administrative Region approved the enabling primary legislation in July and further implementation guidance is expected in due course. Subject to that guidance, we currently expect the GWS methodology to be largely consistent with that applied under LCSM.

The estimated shareholder LCSM cover ratio7 at 30 June 2020 was 334 per cent (31 December 2019: 309 per cent) and included a 25 per cent benefit from the Athene reinsurance transaction.

Overall, LCSM surplus over group minimum capital requirements increased by $2.9 billion since 31 December 2019 to $12.4 billion17 at the end of June. LCSM in-force operating capital generation in the period was $1.2 billion, which supported $(0.2) billion of investment in new business. Non-operating items (excluding corporate transactions) were positive overall and contributed $2.6 billion to surplus and was after an increase in required capital of $0.8 billion, largely as a result of market movements in the period. This positive contribution arose largely from the derivative gains in Jackson more than offsetting the effect of market movements on policyholder liabilities as well the introduction of the new Singapore risk-based capital framework (RBC2) effective 31 March 2020. Corporate transactions had a broadly neutral impact with the inorganic investment in Asia offsetting the benefit of the Athene reinsurance deal. The payment of the 2019 second interim reduced the surplus by $0.7 billion.

The 30 June 2020 Jackson local statutory results reflect a $0.8 billion benefit from the reinsurance of the in-force portfolio of Jackson's US fixed and fixed indexed annuity liabilities to Athene Life Re Ltd effective from 1 June 2020, which similarly benefits the Group's LCSM surplus over Group minimum capital requirement.

The $500 million equity investment in Prudential's US business from Athene Life Re Ltd in return for an 11.1 per cent economic interest completed in July 2020 and so will be reflected in the second half of 2020. The net impact of this transaction is a further $0.2 billion reduction in the Group LCSM shareholder surplus with the cover ratio increasing by a further 6 per cent assuming this transaction had completed as at 30 June 2020.

More information is set out in note I(i) of the Additional unaudited financial information. The Group's LCSM position is resilient to external macro movements as demonstrated by the sensitivity disclosure contained in note I(i) of the Additional unaudited financial information, alongside further information on the basis of calculation of the LCSM measure.

	30 June 2020		31 December 2019
Estimated Group LCSM capital position7	Total	Shareholder*	Total	Shareholder*
Available capital ($ billion)	37.0	17.7	33.1	14.0
Group minimum capital requirement (GMCR) ($ billion)	11.5	5.3	9.5	4.5
LCSM surplus (over GMCR) ($ billion)	25.5	12.4	23.6	9.5
LCSM ratio (over GMCR) (%)	323%	334%	348%	309%
*The shareholder LCSM amounts exclude the available capital and minimum capital requirements of the participating business in Hong Kong, Singapore and Malaysia.

Financing and liquidity

Net core structural borrowings of shareholder-financed businesses
	30 June 2020 $m			30 June 2019 $m			31 December 2019 $m
	IFRS basis	Mark-to-market value	EEV basis	IFRS basis	Mark-to-market value	EEV basis	IFRS basis	Mark-to-market value	EEV basis
Subordinated debt substituted to M&G plc in 2019	-	-	-	3,931	266	4,197	-	-	-
Other core structural borrowings	6,499	588	7,087	5,539	512	6,051	5,594	633	6,227
Total borrowings of shareholder-financed businesses	6,499	588	7,087	9,470	778	10,248	5,594	633	6,227
Less: holding company cash and short-term investments	(1,907)	-	(1,907)	(3,010)	-	(3,010)	(2,207)	-	(2,207)
Net core structural borrowings of shareholder-financed businesses	4,592	588	5,180	6,460	778	7,238	3,387	633	4,020
Gearing ratio*	19%			21%			15%
*     Net core structural borrowings as proportion of IFRS shareholders' funds plus net debt, as set out in note II of the Additional unaudited financial information.

The total borrowings of the shareholder-financed businesses increased by $0.9 billion, from $5.6 billion to $6.5 billion in the first half of 2020. This reflected the issuance of $1,000 million 3.125 per cent notes in April 2020 raised for general corporate purposes including to support the growth of the business. The Group had central cash resources of $1.9 billion at 30 June 2020 (31 December 2019: $2.2 billion), resulting in net core structural borrowings of the shareholder-financed businesses of $4.6 billion at end of June 2020 (31 December 2019: $3.4 billion).

In addition to its net core structural borrowings of shareholder-financed businesses set out above, the Group has access to funding via the medium-term note programme, the US shelf programme (the platform for issuance of SEC registered bonds in the US market), a commercial paper programme and committed revolving credit facilities. All of these are available for general corporate purposes.

Prudential plc has maintained a consistent presence as an issuer in the commercial paper market for the past decade and had $506 million in issue at the end of the first half of 2020 (31 December 2019: $520 million).

As at 30 June 2020, the Group had a total of $2.6 billion of undrawn committed facilities, expiring in 2025. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 30 June 2020.

In addition to the Group's traditional sources of liquidity and financing, Jackson also has access to funding via the Federal Home Loan Bank of Indianapolis with advances secured against collateral posted by Jackson. Given the wide range of Jackson's product set and breadth of its customer base including retail, corporate and institutional clients, further sources of liquidity also include premiums and deposits.

Cash remittances

Holding company cash flow8
	Actual exchange rate
	Half year 2020* $m	Half year 2019* $m	Change %
From continuing operations
Asia excluding ICICI Prudential proceeds	400	329	22
ICICI Prudential proceeds	-	249	(100)
Total Asia	400	578	(31)
Jackson	-	509	(100)
Other operations	32	6	433
Total net cash remitted from continuing operations	432	1,093	(60)
From discontinued operations
M&G plc	-	453	(100)
Net cash remitted by business units	432	1,546	(72)
Central outflows	(172)	(288)
Dividends paid	(674)	(1,108)
Other movements	203	(1,282)
Total holding company cash flow	(211)	(1,132)
Cash and short-term investments at the beginning of the period	2,207	4,121
Foreign exchange and other movements	(89)	21
Cash and short-term investments at the end of the period	1,907	3,010
*The holding company cash flow describes the movement in the cash and short-term investments of the centrally managed Group holding companies.

Cash remitted to the Group from continuing operations in the first half of 2020 amounted to $432 million, including $400 million from Asia. Asia remittances in the first half of 2019 included $249 million in respect of capital proceeds from the required sale of shares in the Group's Indian JV, ICICI Prudential. Excluding this amount, Asia remittances were up 22 per cent compared with the same period last year.

Cash remittances were used to meet central costs of $(172) million and to pay dividends of $(674) million. Central costs include net interest paid of $(147) million and a net tax benefit, which is not expected to recur going forward, of $94 million.

Other movements of $203 million includes the proceeds of the issuance of $1 billion of senior debt in April 2020 offset by central contributions to the funding of Asia strategic growth initiatives, principally payments for bancassurance distribution agreements, including TMB and UOB. Further information is contained in note I(iii) of the Additional unaudited financial information.

Cash and short-term investments totalled $1.9 billion at the end of June 2020 (30 June 2019: $3.0 billion4; 31 December 2019: $2.2 billion4).

The Group will seek to manage its financial condition such that it has sufficient resources available to provide a buffer to support the retained businesses in stress scenarios and to provide liquidity to service central outflows. As discussed in the the Group Chief Executive's report, Prudential plc does not currently expect Jackson to remit any regular dividends in 2020 or 2021 prior to the intended IPO.

Shareholders' funds
	IFRS			EEV
	Half year 2020 $m	Half year 2019 $m	Full year 2019 $m	Half year 2020 $m	Half year 2019 $m	Full year 2019 $m
Adjusted operating profit after tax and non-controlling interests from continuing operations9	2,052	2,183	4,528	2,193	3,409	6,896

Profit (loss) after tax for the period9	512	1,987	783	(4,824)	5,509	(645)
Exchange movements, net of related tax	(200)	47	2,943	(513)	154	666
Unrealised gains and losses on US fixed income securities classified as available-for-sale (before the impact of Jackson's reinsurance with Athene)	1,781	2,233	2,679	-	-	-
Impact of Jackson's reinsurance with Athene	(1,803)	-	-	-	-	-
Demerger dividend in specie of M&G plc	-	-	(7,379)	-	-	(7,379)
Other dividends	(674)	(1,108)	(1,634)	(674)	(1,108)	(1,634)
Mark-to-market value movements on Jackson assets backing surplus and required capital	-	-	-	317	177	206
Other	17	(90)	117	(75)	(151)	95
Net (decrease) increase in shareholders' funds	(367)	3,069	(2,491)	(5,769)	4,581	(8,691)
Shareholders' funds at beginning of the period	19,477	21,968	21,968	54,711	63,402	63,402
Shareholders' funds at end of the period	19,110	25,037	19,477	48,942	67,983	54,711
Shareholders' value per share10	732¢	963¢	749¢	1,876¢	2,615¢	2,103¢

Group IFRS shareholders' funds in the 6 months to 30 June 2020 decreased by (2) per cent4 to $19.1 billion (31 December 2019: $19.5 billion4), largely reflecting profit after tax for the period being more than offset by dividends paid in the period of $(0.7) billion and foreign exchange movements of $(0.2) billion.

The Group's EEV basis shareholders' funds at 30 June 2020 were $48.9 billion. This compares with $54.7 billion4 at 31 December 2019. The reduction over the period is primarily driven by EEV loss from continuing operations of $(4.8) billion, largely driven by the effect of lower interest rates and equity markets, and external dividends of $(0.7) billion. On a per share basis, the Group's embedded value at 30 June 2020 equated to 1,876 cents. More information on the Group's EEV results are included in the segmental detail that follows.

Free surplus generation from continuing operations11

Free surplus generation is the financial metric we use to measure the internal cash generation of our business operations and is based (with adjustments) on the capital regimes that apply locally in the various jurisdictions in which the Group operates. For life insurance operations, it represents amounts emerging from the in-force business during the period, net of amounts reinvested in writing new business. For asset management businesses, it equates to post-tax adjusted operating profit for the period.

Asia operating free surplus generation12 increased by 13 per cent4 to $988 million reflecting recent business growth, higher asset management earnings and lower levels of new business investment as Covid-19 containment measures introduced by the authorities across the region lowered sales in the period.

US operating free surplus generation12 was $1,029 million (2019: $1,075 million) before reflecting the impact of the expected reduction from in-force business following EEV hedge modelling enhancements made in the second half of 2019. The 2019 result benefited from a $355 million reserve benefit related to the John Hancock portfolio which did not repeat in the current year. Half year 2020 also saw lower new business investment following a fall in sales volumes.

After allowing for restructuring costs, operating free surplus generated from continuing operations, before the adjustments to reflect US hedge modelling changes, increased by 3 per cent1 to $1,979 million. The US EEV hedge modelling enhancements in full year 2019 reduced the value of in-force business at 31 December 2019, and the subsequent unwind of those cash flows over half year 2020 reduces the expected transfer to net worth and hence operating free surplus generation by $(535) million. After allowing for these costs operating free surplus fell by (25) per cent1 to $1,444 million.

Analysis of movement in free surplus for insurance and asset management operations11
	Actual exchange rate				Constant exchange rate
	Half year 2020 $m	Half year 2019 $m	Change %		Half year 2019 $m	Change %
Operating free surplus generated before restructuring costs and US EEV hedge modelling enhancements during the second half of 2019
Asia	988	886	12	-	871	13
US	1,029	1,075	(4)	-	1,075	(4)
Total operating free surplus generated before restructuring costs and US EEV hedge modelling enhancements during the second half of 2019	2,017	1,961	3		1,946	4
Restructuring and IFRS 17 implementation costs	(38)	(18)	(111)		(17)	(124)
Operating free surplus generated before US EEV hedge modelling enhancements during the second half of 2019	1,979	1,943	2		1,929	3
Impact of US EEV hedge modelling enhancements during the second half of 2019	(535)	-	n/a		-	n/a
Operating free surplus generated	1,444	1,943	(26)		1,929	(25)
Gain (loss) on reinsurance of US in-force fixed and fixed indexed annuity portfolio	851	-
Other non-operating (loss) profit	(665)	347
Net cash flows paid to parent company	(400)	(1,103)
Foreign exchange movements on foreign operations, timing differences and other items	467	118
Total movement in free surplus from continuing operations	1,697	1,305
Free surplus at 1 January from continuing operations	5,997	5,351
Free surplus at 30 June from continuing operations	7,694	6,656

Asia

Operational and financial highlights

While the evolving impact of Covid-19 containment measures across the region impacted new business sales volumes and associated profitability in the first half of 2020, the strength of our franchise was evident from the improvement in new business sales in markets where restrictions have eased, and a positive in-force performance which underpinned a 13 per cent increase1 in operating free surplus generation12 and a 14 per cent1 increase in adjusted operating profit2.

This level of growth, in a disrupted and volatile period, reflects the benefit of our focus on high quality, recurring premium business, supported by a diverse portfolio of well-positioned, at scale, market operations supporting profit progression across market cycles.

	Actual exchange rate			Constant exchange rate
	Half year 2020 $m	Half year 2019 $m	Change %	Half year 2019 $m	Change %
New business profit	912	1,675	(46)	1,673	(45)
Adjusted operating profit2,*	1,733	1,550	12	1,526	14
EEV operating profit*	2,036	2,868	(29)	2,853	(29)
Operating free surplus generation*	988	886	12	871	13
*Before restructuring costs

New business performance

Life EEV new business profit and APE new business sales (APE sales)

	Actual exchange rate						Constant exchange rate
	Half year 2020 $m		Half year 2019 $m		Change %		Half year 2019 $m		Change %
	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit
Hong Kong	388	353	1,075	1,070	(64)	(67)	1,086	1,081	(64)	(67)
China JV	319	127	350	126	(9)	1	337	122	(5)	4
Indonesia	123	68	156	85	(21)	(20)	152	82	(19)	(17)
Other life insurance markets	835	364	979	394	(15)	(8)	965	388	(13)	(6)
Total Asia	1,665	912	2,560	1,675	(35)	(46)	2,540	1,673	(34)	(45)
Total Asia excluding Hong Kong	1,277	559	1,485	605	(14)	(8)	1,454	592	(12)	(6)
Total new business margin		55%		65%				66%

Life insurance new business APE sales decreased by (34) per cent1 to $1,665 million and related new business profit decreased by (45) per cent1.

The APE sales development reflects the widespread impact of Covid-19-related restrictions across the region during the second quarter of 2020, with new sales in the second quarter of 2020 down (45) per cent1 compared with a reduction of (24) per cent1 in the first quarter. More recently, as restrictions have eased in a number of countries, all 13 markets have seen improving sales trends in June compared with those in April and May.

We continue to benefit from our diversified distribution footprint and broad portfolio. Overall new sales through our bank partners were (13) per cent1 lower, albeit three of our top six bank partners recorded double-digit growth, despite Covid-related restrictions. Outside Hong Kong, overall new sales through our bank partners were (6) per cent1 lower, while agency sales (25) per cent1 down reflecting Covid-related disruption.

We continue to increase the weight of health and protection products which represent 28 per cent of new sales (2019: 27 per cent), with seven markets reporting an increase in the proportion of health and protection sales.

Three markets saw higher APE sales in the first half of 2020, led by Thailand, where bancassurance expansion underpinned the 45 per cent1 APE growth. In Vietnam, APE increased by 8 per cent1, also driven by strong bancassurance growth, as easing of restrictions from May helped new sales return to positive growth in the second quarter. Similarly, in Taiwan, the return to positive sales growth in the second quarter supported marginally higher APE sales (up less than $1 million1) in the first half.

In China, new sales were (5) per cent1 lower, with first quarter sales impacted by Covid-related disruption. However, as restrictions eased, momentum increased and the second quarter produced APE sales 20 per cent1 higher than the same period last year. The business recovery was broad-based, driven by double-digit growth1 across agency and bancassurance channels, when compared with the second quarter last year.

Sales in Indonesia declined by (19) per cent1 as increased sales through the bancassurance channel were offset by lower agency-related activity, following Covid-19 mitigation measures introduced at the end of March, but saw substantial month-on-month pick-up in June as these measures started to ease. In Singapore, sales fell by (21) per cent1 reflecting Covid restrictions, but with strong sequential improvement in June as these restrictions eased. Similarly, in Malaysia, sales were (20) per cent1 lower over the first half, but with improving momentum as restrictions eased from early in May.

In Hong Kong, new sales were (64) per cent1 lower, with sales to mainland China customers down very sharply reflecting reduced visitor levels due to travel restrictions. These travels restrictions resulted in minimal levels of mainland China visitors since the end of January, with a consequential impact on associated new sales. Easing of these travel restrictions will be dependent on how Covid-19 cases evolve over the second half of the year and their impact on the re-opening of the border with mainland China, which may not take place in 2020. The domestic business was supported by strong sales in the first quarter of our tax-efficient Qualifying Deferred Annuity Plan (QDAP), given the tax year end at the end of March. We saw higher domestic monthly sales in June compared with levels in April and May as Covid-19 restrictions were gradually eased. The move towards a virtual business model also saw good progress, as we were one of the first insurers in Hong Kong offering non-face-to-face sales across a wide range of products.

Regulatory permission to conduct virtual sales of our flagship Evergreen Growth Saver product via our bank partners and the agency channel was received towards the end of the second quarter.

The decline in new business profits by (45) per cent1 mainly reflects the impact of lower sales volumes and interest rates in the period particularly in Hong Kong, where business disruption was more pronounced. Excluding Hong Kong, new business profits were (6) per cent1 lower, driven by a (12) per cent1 reduction in new sales, partly offset by increased proportion of protection sales, among other factors. In China, new business profits were 4 per cent1 higher driven by favourable shift in product mix.

EEV basis results
	Actual exchange rate			Constant exchange rate
	Half year 2020 $m	Half year 2019 $m	Change %	Half year 2019 $m	Change %
New business profit	912	1,675	(46)	1,673	(45)
Business in force	998	1,076	(7)	1,065	(6)
Operating profit from long-term business	1,910	2,751	(31)	2,738	(30)
Asset management	126	117	8	115	10
Operating profit from long-term business and asset management before restructuring costs	2,036	2,868	(29)	2,853	(29)
Restructuring and IFRS 17 implementation costs	(29)	(17)	(71)	(16)	(81)
Non-operating (loss) profit	(3,161)	1,116	(383)	1,113	(384)
(Loss) profit for the period	(1,154)	3,967	(129)	3,950	(129)

Other movements	(829)	(468)
Net (decrease) increase in embedded value	(1,983)	3,499
Embedded value at 1 January	39,235	32,008
Embedded value at 30 June	37,252	35,507
% New business profit13/average embedded value	5%	10%
% Operating profit13/average embedded value	11%	17%

Asia EEV operating profit decreased compared with the prior period to $2,036 million (2019: $2,853 million1), largely driven by a $(761) million1 fall in life new business profit, given weaker sales volumes and the effect of lower interest rates in the period.

Operating profit generated by the in-force life business was $998 million (2019: $1,065 million1), marginally lower than the prior period. This reflected a $(41) million1 reduction in the expected return to $753 million, with the impact from lower interest rates and other economic assumption changes of $(165) million more than offsetting the effect of recent growth in the business. Operating experience variances and assumption changes were positive at $245 million (2019: $271 million1) and are driven by favourable persistency and mortality/morbidity effects among other factors, demonstrating the durability of the in-force business.

Asset management segment operating profit after tax was up 10 per cent1 on the prior period at $126 million (2019: $115 million1), which is discussed in more detail below.

The non-operating loss was $(3,161) million (2019: non-operating profit of $1,113 million1), mainly as a result of lower interest rates reducing future assumed investment returns partly offset by higher than assumed returns on bonds in the period.

Overall, Asia segment embedded value decreased by (5) per cent4 to $37.3 billion in the six months to 30 June 2020 (31 December 2019: $39.2 billion4). Of this, $35.9 billion (31 December 2019: $37.8 billion4) relates to the value of the long-term business and includes our share of our India associate valued using embedded value principles which is lower than its market capitalisation. The remainder represents Asia asset management and goodwill attributable to shareholders which are carried at IFRS net asset value within the Group's EEV. Overall Asia segment embedded value increased by 5 per cent4 compared with 30 June 2019.

Asia analysis of movement in free surplus11
	Actual exchange rate			Constant exchange rate
	Half year 2020 $m	Half year 2019 $m	Change %	Half year 2019 $m	Change %
Operating free surplus generated from in-force life business and asset management before restructuring costs	1,286	1,209	6	1,190	8
Investment in new business	(298)	(323)	8	(319)	7
Operating free surplus generated before restructuring costs	988	886	12	871	13
Restructuring and IFRS 17 implementation costs	(29)	(17)	(71)	(16)	(81)
Operating free surplus generated	959	869	10	855	12
Non-operating (loss) profit	(508)	872
Net cash flows paid to parent company	(400)	(578)
Foreign exchange movements on foreign operations, timing differences and other items	26	(45)
Total movement in free surplus	77	1,118
Free surplus at 1 January	4,220	2,591
Free surplus at 30 June	4,297	3,709

In-force operating free surplus generation12 was $1,286 million, up 8 per cent1 compared with the prior period. Excluding the effect of operating assumption changes and experience variances, in-force free surplus generation was 2 per cent1 higher than 2019 with the growth of the in-force portfolio being dampened by the effect of lower interest rates compared with the prior period. Operating assumption changes and experience variances were positive, again illustrating the high quality nature of the in-force business.

Investment in new business was $(298) million, 7 per cent1 below that in 2019. This reflects lower APE sales volumes, substantially offset by the effect of lower interest rates.

Overall higher in-force generation and lower investment in new business led to operating free surplus generated12 increasing by 13 per cent1 to $988 million.

The non-operating loss of $(508) million mainly relates to the impact of lower interest rates in the period and their impact on the discount rates that apply for local statutory reporting, only partially offset by favourable valuation movements on fixed income securities. 2019 non-operating profits included $282 million4 of gains from the reduction in the Group's stake in ICICI Prudential Life Insurance Company and the disposal of Prudential Vietnam Finance Company together with equity and bond gains. Changes in interest rates over the first half of 2019 had a more muted impact on discount rates.

Local statutory capital

We maintained a strong balance sheet with a shareholder LCSM surplus over the regulatory minimum capital requirement of $6.5 billion and coverage ratio of 308 per cent at 30 June 2020 (31 December 2019: $4.7 billion and 253 per cent). This increase in surplus and ratio includes the adoption of the new RBC2 regime in Singapore at the end of March and is after allowing for revisions to the local Hong Kong solvency position from a change in the calculation of the Hong Kong valuation interest rate (VIR). If our with-profits funds in Hong Kong, Singapore and Malaysia are added the surplus increases to $19.6 billion (31 December 2019: $18.8 billion). We seek to safeguard our business from market volatility through our strong focus on protection products and our prudent asset and liability management strategy.

IFRS profit

Overall Asia adjusted operating profit2 increased by 14 per cent1 to $1,733 million, driven by a 14 per cent1 increase in life insurance adjusted operating profit2, alongside a 10 per cent1 increase at Eastspring.

This growth reflects the benefits of our focus on high quality recurring premium business and diversified portfolio of scale businesses, with over 87 per cent of our total life income14 (excluding other income described below) driven by insurance margin and fee income (2019: 86 per cent1), again supporting profit progression across market cycles.

Our Asia life insurance adjusted operating profit2 growth is broad-based and at scale. Overall, nine insurance markets reported double-digit growth1, with all nine delivering growth of 15 per cent1 or more. At a market level, highlights include Hong Kong up 21 per cent1 to $412 million, Singapore up 20 per cent1 to $262 million, Malaysia up 16 per cent1 to $158 million and China up 17 per cent1 to $101 million. Adjusted operating profit2 in Indonesia was $249 million, marginally lower than the prior period.

Profit margin analysis of Asia long-term insurance and asset management operations15

	Actual exchange rate				Constant exchange rate
	Half year 2020		Half year 2019		Half year 2019
		Margin		Margin		Margin
	$m	bps	$m	bps	$m	bps
Spread income	146	79	154	111	150	107
Fee income	135	97	144	109	140	106
With-profits	58	17	53	19	52	19
Insurance margin	1,287		1,103		1,086
Other income	1,440		1,544		1,528
Total life income	3,066		2,998		2,956
Expenses:
Acquisition costs	(864)	(52)%	(1,038)	(41)%	(1,029)	(41)%
Administration expenses	(711)	(219)	(708)	(261)	(695)	(256)
DAC adjustments	117		170		169
Share of related tax charges from joint ventures and associates	(18)		(5)		(5)
Long-term insurance business pre-tax adjusted operating profit	1,590		1,417		1,396
Eastspring	143		133		130
Adjusted operating profit from long-term business and asset management before restructuring costs	1,733		1,550		1,526
Tax charge	(260)		(217)		(214)
Adjusted operating profit after tax for the period before restructuring costs	1,473		1,333		1,312
Non-operating (loss) profit after tax	(420)		784		792
Profit for the period after tax before restructuring costs	1,053		2,117		2,104

Our adjusted operating profit2 continues to be based on high-quality drivers. The overall 14 per cent1 growth in Asia life insurance adjusted operating profit2 to $1,590 million (2019: $1,396 million1) was driven principally by 19 per cent1 growth in insurance margin-related revenues and reflects our ongoing focus on recurring premium health and protection products and the associated continued growth of our in-force business. Renewal premiums10, reflecting the long-term nature of our insurance business, grew 6 per cent4.

Fee income decreased by (4) per cent1, reflecting the impact of weaker equity markets in the period, while spread income decreased by (3) per cent1 driven by lower interest rates in the period.

With-profits earnings relate principally to the shareholders' share in bonuses declared to policyholders. As these bonuses are typically weighted to the end of a contract, under IFRS, with-profit earnings consequently emerge only gradually over time. The 12 per cent1 growth in with-profits earnings reflects the ongoing growth in these portfolios.

Other income primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses. As such, the (6) per cent1 decrease from half year 2019 largely reflects lower new business volumes, whereas new business acquisition expense fell (16) per cent1 to $(864) million. The ratio of shareholder acquisition costs to shareholder-related APE sales (excluding with-profits-related sales) increased to 69 per cent (2019: 66 per cent on an actual exchange rate basis), reflecting changes to product and geographical mix. Administration expenses, including renewal commissions, increased by 2 per cent1 reflecting in-force business growth.

Asset management

	Actual exchange rate
	Half year 2020 $m	Half year 2019 $m	Change %
Total external net flows*,16	(8,362)	3,956	n/a

External funds under management* ($bn)	82.4	85.2	(3)
Funds managed on behalf of M&G plc ($bn)	15.7	24.9	(37)
Internal funds under management ($bn)	121.6	105.6	15
Total funds under management ($bn)	219.7	215.7	2

Analysis of adjusted operating profit
Retail operating income	188	191	(2)
Institutional operating income	125	118	6
Operating income before performance-related fees	313	309	1
Performance-related fees	2	1	100
Operating income (net of commission)	315	310	2
Operating expense	(157)	(157)	-
Group's share of tax on joint ventures' adjusted operating profit	(15)	(20)	25
Adjusted operating profit	143	133	8
Adjusted operating profit after tax	126	117	8

Average funds managed by Eastspring	$224.1bn	$206.7bn	8
Fee margin based on operating income	28bps	30bps	(2)bps
Cost/income ratio10	50%	51%	(1)ppts
*    Excluding $15.7 billion of funds managed on behalf of M&G plc.

Eastspring's total funds under management were $219.7 billion at 30 June (31 December 2019: $241.1 billion4), reflecting third-party net outflows and lower equity markets in the period. Funds under management were 5 per cent higher than at the end of March ($209 billion) due to positive Asia life flows and equity market recovery.

Third-party outflows16 of $(8.4) billion reflected the impact, following the Covid-19 pandemic, of higher market volatility on retail funds, notably in a number of retail bond funds in Thailand. In addition, there were $(7.3) billion net outflows from funds managed on behalf of M&G plc and further outflows are anticipated in the second half of 2020.

The strength of our combined asset management and insurance franchise was demonstrated through internal net flows remaining positive over the period at $2.9 billion. The structural benefit of this source of flows is evident in the 15 per cent4 increase in internal funds under management from our Asia and US businesses over the last year.

Market movements for equity funds were negative (MSCI Asia fell 5.5 per cent since 31 December 2019), but were largely mitigated by strong market movements on bond funds.

Compared with the prior period, Eastspring's average funds under management increased by 8 per cent4 (12 per cent20 on a constant exchange rate basis), reflecting the benefit of strong net inflows over the second half of 2019 and the acquisition of TFUND in December 2019.

Eastspring's adjusted operating profit2 of $143 million was 8 per cent above the prior period on an actual exchange rate basis (10 per cent on a constant exchange rate basis). Operating income (net of commission) increased by 2 per cent4 with the benefit of higher average funds under management being partly offset by adverse client and asset mix effects that reduced the fee margin based on operating income to 28 basis points (2019: 30 basis points4). Cost discipline remains robust, with operating costs in line with the prior period, with the resulting cost/income ratio10 (1) per cent4 lower at 50 per cent.

Return on segment equity

The benefit of our focus on profitable and capital efficient health and protection, with-profit and asset management businesses is evident in the attractive 26 per cent (2019: 30 per cent) operating return delivered on average segment equity10,13 over the first half of 2020.

United States

Operational and financial highlights

The financial performance of the US business in the first half of 2020 reflects the robust performance of Jackson's risk management processes, including its disciplined approach to product pricing, in a period of extreme macro volatility with lower equity markets and risk free rates. This is evident from Jackson's estimated RBC ratio, which is above 400 per cent at 30 June 2020 (31 December 2019: 366 per cent) and includes a 69 percentage point uplift from the reinsurance transaction with Athene announced in June. We estimate that the annual effect on statutory operating capital generation from policies being reinsured to Athene will be a reduction of circa $150 million. While not reflected in the half year's results, Athene's previously announced equity investment into the US business completed as expected in July 2020 and represents an important step on Jackson's path to independence. Assuming this transaction had completed at end-June, Jackson's estimated RBC ratio would have been above 425 per cent.

The reinsurance transaction has also acted to increase Jackson's resilience to credit market stress. As at 30 June 2020, if 20 per cent of the general account credit assets were to be instantaneously downgraded by 1 whole letter rating, the RBC ratio would fall by circa 12 percentage points (31 March 2020: circa 16 percentage points).

The US started to see the effects of the Covid-19 outbreak in March, with stay-at-home orders in many states and increased market volatility. Total APE sales (including $1.3 billion of single premium institutional sales) were down (9) per cent from the first half of 2019 and down (15) per cent from the second half of 2019. In general, policyholders are remaining invested and not making significant shifts in their allocations. Even as close to 100 per cent of associates in the US are now working from home, industry-leading service levels are being maintained and our wholesaling teams are working closely with distributors to help them serve new and existing clients through virtual platforms.

All of the results below reflect the whole US segment, except for the discussion on local statutory capital which covers Jackson National Life only.

	Half year 2020 $m	Half year 2019 $m	Change %
New business profit	248	450	(45)
Adjusted operating profit2,*	1,266	1,572	(19)
EEV operating profit*	696	1,040	(33)
*Before restructuring costs

New business performance

Life EEV new business profit and APE new business sales (APE sales)

	Half year 2020 $m	Half year 2019 $m	Change %
Variable annuities	643	628	2
Elite Access (variable annuity)	88	96	(8)
Fixed annuities	31	23	35
Fixed indexed annuities	89	120	(26)
Total retail APE sales	851	867	(2)
Wholesale	128	208	(38)
Total APE sales	979	1,075	(9)
% APE variable annuities	75	67	8pp
% APE other products	25	33	(8)pp
Total new business profit	248	450	(45)
New business margin	25%	42%

Retail APE sales were down 2 per cent from the first half of 2019 and down 23 per cent from the second half of 2019. The retail sales decline in the first half of 2020 compared with the second half of 2019 reflected the impact of material pricing actions on fixed annuities and fixed indexed annuities, with APE sales of these products down 66 per cent compared with the second half of 2019. These pricing actions were in response to the evolving interest rate environment and our disciplined capital management. Variable annuity APE sales were up 2 per cent from the first half of 2019 and in line with the second half of 2019, with Covid-19-related containment measures and higher equity market volatility both acting to dampen new sales activity.

Wholesale-related sales were 38 per cent below the prior period, and reflect opportunistic sales during the first quarter of the year.

New business profit was (45) per cent lower at $248 million (2019: $450 million), compared with a fall in APE sales volumes of (9) per cent. The lower margins achieved were largely as a result of the fall in interest rates over the first half of 2020, causing new business profit to fall $(119) million compared with the same period last year, and a $(47) million adverse effect of the hedge modelling enhancements that were effected in the second half of 2019.

Movement in policyholder liabilities
	Half year 2020 $m		Half year 2019 $m
	Separate account liabilities	General account and other liabilities	Separate account liabilities	General account and other liabilities
At 1 January	195,070	74,479	163,301	73,079
Premiums	6,544	2,321	6,032	3,104
Surrenders	(5,353)	(2,102)	(6,008)	(2,271)
Maturities/deaths	(848)	(945)	(782)	(962)
Net flows	343	(726)	(758)	(129)
Transfers from separate to general account	(1,042)	1,042	637	(637)
Investment-related items and other movements	(10,151)	6,640	21,737	49
At 30 June	184,220	81,435	184,917	72,362

Overall US net outflows in half year 2020 were $(0.4) billion compared with outflows of $(0.9) billion in the first half of 2019. Higher variable annuity sales in the period combined with lower surrenders resulted in positive separate account net flows of $0.3 billion compared with net outflows of $(0.8) billion in the prior period. Lower institutional sales in the first half of 2020 led to increased net outflows from $(0.1) billion in half year 2019 to $(0.7) billion in half year 2020. Falling equity markets in the period contributed to lower period-end policyholder liabilities at 30 June 2020 of $265.7 billion as compared with $269.5 billion at 31 December 2019. The general account liabilities of $81.4 billion at 30 June include $27.7 billion that were reinsured to Athene and for which a corresponding reinsurance asset is held. All the flows presented above are before the effects of that reinsurance.

IFRS profit

Profit margin analysis of US long-term insurance and asset management operations15

	Half year 2020		Half year 2019
		Margin		Margin
	$m	bps	$m	bps
Spread income	273	96	298	106
Fee income	1,596	176	1,601	181
Insurance margin	708		711
Other income	26		18
Total life income	2,603		2,628
Expenses:
Acquisition costs	(484)	(49)%	(494)	(46)%
Administration expenses	(853)	(69)	(825)	(70)
DAC adjustments	(10)		247
Long-term insurance business pre-tax adjusted operating profit	1,256		1,556
Asset management	10		16
Adjusted operating profit from long-term business and asset management before restructuring costs	1,266		1,572
Tax charge	(195)		(263)
Adjusted operating profit after tax for the period before restructuring costs	1,071		1,309
Non-operating loss after tax	(1,150)		(1,581)
(Loss) profit for the period after tax before restructuring costs	(79)		(272)

Adjusted operating profit
US adjusted operating profit2 was $1,266 million over the first half of 2020 down (19) per cent from the prior period. This mainly reflects the impact of unfavourable DAC adjustments in the current period as compared with favourable DAC adjustments in the prior period as discussed further below. Before allowing for the impact of DAC acceleration in the current period (2019: DAC deceleration), adjusted operating profit2 decreased by 6 per cent.

Fee income was $1,596 million (2019: $1,601 million), marginally below the prior period, reflecting both marginally higher average separate account balances (given the performance of equity markets in the second half of 2019) and a modest decline in the average fee margin.

Spread income declined by (8) per cent to $273 million (2019: $298 million) reflecting lower asset yields in the period not being fully offset by falls in crediting rates. Spread income benefited from a higher contribution from swaps held for duration management purposes. If the income from these swaps was excluded the core spread margin would be 80 basis points (2019: 95 basis points). Following the reinsurance transaction effective 1 June and resulting reduction in spread generating liabilities, spread income is expected to reduce further in the future reflecting this and the ongoing impact of low interest rates.

Insurance margin primarily represents income from variable annuity guarantees and profits from legacy life businesses. This decreased marginally to $708 million (2019: $711 million).

Acquisition costs declined 2 per cent to $(484) million in line with the 2 per cent reduction in retail APE sales. Administrative expenses increased from $(825) million in half year 2019 to $(853) million in half year 2020. Excluding asset-based commissions, the resulting administration expense ratio would be broadly flat at 35 basis points (2019: 34 basis points).

DAC adjustments, being the cost deferred on sales in the period net of amortisation of amounts deferred previously, were $(10) million (2019: $247 million), reflecting lower costs deferred from lower sales but also higher DAC amortisation. Over the first half of 2020, weaker capital market returns resulted in a separate account investment performance below that assumed within the DAC mean reversion formula. In addition, the application of DAC mean reversion formula means that favourable returns from 2017 are no longer applied in 2020. The combination of these led to an unfavourable DAC acceleration effect of $(32) million. This compares with a favourable DAC deceleration effect of $191 million in the first half of 2019, resulting in a significant increase in DAC amortisation in half year 2020 as compared with the same period last year.

Non-operating items

The non-operating result was negative $(1,458) million pre-tax (2019: negative $(1,987) million pre-tax) and contributed to a net loss after tax of $(79) million (2019: $(272) million). The non-operating result over the first half of 2020 includes a loss of $(2,304) million from short-term investment fluctuations and amortisation of previous acquisition accounting adjustments offset by a $846 million pre-tax gain as a result of the Athene transaction.

In the US, Jackson provides certain guarantees on its annuity products, the value of which would typically rise when equity markets fall and long-term interest rates decline as occurred in the first half of 2020. Jackson charges fees for these guarantees which are in turn used to purchase downside protection, in particular options and futures to mitigate the effect of equity market falls.

Jackson designs its hedge programme to protect the economics of the business from large movements in investment markets and does not seek to hedge the IFRS accounting basis. It therefore accepts a degree of variability in the accounting results.

Losses from short-term investment fluctuations of negative $(2,288) million (pre-tax) in the period mainly reflect the effect of lower interest rates and lower equity markets on guarantee liabilities which exceeded the gains on derivatives in the period.

In total, the US segment shareholders' funds at 30 June were $9.0 billion (31 December 2019: $8.9 billion), with the adverse effects of the Athene transaction that are recorded directly within other comprehensive income broadly offset by unrealised gains on bonds in the period. At 30 June 2020, and post the Athene transaction, the cumulative net unrealised gains held in the available-for-sale reserve was $2.2 billion, excluding these amounts US segment equity was $6.8 billion.

Following the Athene reinsurance transaction, Jackson's investment portfolio, as recorded in the general account and as measured on an IFRS basis, has been reduced in size from $76.1 billion as of 31 December 2019 to $56.0 billion as of 30 June 2020. After repositioning the portfolio following the transfer of assets, the mix remains conservative. The invested assets held at 30 June 2020 comprised 10 per cent in US Treasuries, 52 per cent in corporate bonds (of which 97 per cent18 were investment grade), 15 per cent in commercial mortgage loans with an average loan-to-value of 55 per cent, and 23 per cent in other assets.

EEV basis results
	Half year 2020 $m	Half year 2019 $m	Change %
New business profit	248	450	(45)
Business in force	440	576	(24)
Operating profit from long-term business	688	1,026	(33)
Asset management	8	14	(43)
Operating profit from long-term business and asset management before restructuring costs	696	1,040	(33)
Restructuring and IFRS 17 implementation costs	(9)	(1)	(800)
Non-operating (loss) profit	(3,927)	189	n/a
(Loss) profit for the period	(3,240)	1,228	(364)

Other movements	441	(364)
Net (decrease) increase in embedded value	(2,799)	864
Embedded value at 1 January	16,342	18,709
Embedded value at 30 June	13,543	19,573
% New business profit13/average embedded value	3%	5%
% Operating profit13/average embedded value	9%	11%

EEV operating profit from the long-term business reduced to $688 million (2019: $1,026 million) reflecting lower new business profit in the period and a reduction in the level of expected return on business in force.

The reduction in the level of expected return to $440 million (2019: $576 million) reflects the combined effect of a lower opening value for the expected return calculation, principally driven by the impact of EEV methodology changes implemented at the end of 2019, and a lower discount rate applied to this opening value compared with the prior period, reflecting the decline in the risk-free rate.

The EEV non-operating loss reflects the combined impact of investment return variances and economic assumption changes resulting from the effect of macro developments in the period, notably lower equity market performance and lower interest rates, changes in the fair value of the surplus loan notes issued by Jackson of $(24) million, and the $(423) million loss as a result of the Athene reinsurance transaction in June. This largely represents the loss of future profits and unrealised investment gains as a result of the business being reinsured partly offset by reinsurance commission received after deducting tax.

The investment return variances in the period were negative $(380) million (2019: $1,254 million) and are determined by the effect of macro developments in the period, notably lower equity market performance, and lower interest rates. Lower than assumed equity market performance was partially offset by positive gains on derivatives to manage these effects.

Economic assumption changes of $(3,100) million largely reflect the impact of lower interest rates in the period including the consequential impact on the projected future fund growth rates for the variable annuity business. These projected lower growth rates reduce the expected growth in fund values for policyholders and hence the expected profitability for shareholders.

Overall segment embedded value ended the period at $13.5 billion (31 December 2019: $16.3 billion).

US analysis of movement in free surplus11

	Half year 2020 $m	Half year 2019 $m	Change %
Operating free surplus generated from in-force life business and asset management before restructuring costs and US EEV hedge modelling enhancements during the second half of 2019	1,248	1,419	(12)
Investment in new business	(219)	(344)	36
Operating free surplus generated before restructuring costs and US EEV hedge modelling enhancements during the second half of 2019	1,029	1,075	(4)
Restructuring and IFRS 17 implementation costs	(9)	(1)	(800)
Operating free surplus generated before US EEV hedge modelling enhancements during the second half of 2019	1,020	1,074	(5)
Impact of US EEV hedge modelling enhancements during the second half of 2019	(535)	-	n/a
Operating free surplus generated	485	1,074	(55)
Gain on reinsurance of US in-force fixed and fixed indexed annuity portfolio	851	-
Other non-operating loss	(157)	(525)
Net flows paid to parent company	-	(525)
Timing differences and other items	441	163
Total movement in free surplus	1,620	187
Free surplus at 1 January	1,777	2,760
Free surplus at 30 June	3,397	2,947

The US business generated in-force operating free surplus (before restructuring costs and modelling enhancements during the second half of 2019) of $1,248 million over the first half of 2020 (2019: $1,419 million). The reduction compared with the prior period largely reflects the absence of the $355 million reserve benefit recognised in the first half of 2019 related to the John Hancock portfolio.

Investment in new business reduced by 36 per cent to $(219) million (2019: $(344) million), largely reflecting the (9) per cent fall in sales volumes in the period and lower levels of institutional sales, which have higher capital requirements.

After allowing for the impact of restructuring costs and EEV hedge modelling enhancements made in the second half of 2019, US operating free surplus generation was $485 million (2019: $1,074 million).

The Athene transaction gave rise to a benefit to free surplus of $851 million, primarily from reinsurance commission received and reduced required capital. Other non-operating free surplus loss of $(157) million (2019: $(525) million) largely reflects the net impact of market, interest rate and credit spread movements in the period on Jackson's hedging, statutory liability and capital positions. Overall free surplus increased from $1.8 billion at the start of the period to $3.4 billion at 30 June 2020.

Local statutory capital - Jackson National Life (Jackson)

Jackson's RBC ratio at 30 June 2020 was estimated to be above 400 per cent (31 December 2019: 366 per cent) reflecting the benefit of the reinsurance transaction with Athene from 1 June and surplus generated in the period, but before the benefit of the Athene investment which completed on 17 July. Surplus increased from $3.8 billion at the start of the period to $6.3 billion at 30 June 2020.

Surplus
$m
1 January 2020	3,795
Capital generation from new business written during the first half of 2020	(60)
Operating capital generation from business in force at 1 January 2020	587
Operating capital generation	527
Other non-operating movements, including market effects and modelling changes	1,130
US reinsurance transaction	809
Dividends paid	-
30 June 2020	6,261

In-force available capital generation was broadly in line with expectations and added positively to the RBC ratio.

In the highly volatile market conditions seen over the first half of the year, Jackson's risk management strategy performed as anticipated.

In addition to the effect of net operational capital generation and the reinsurance transaction, the increase in surplus over the period was also driven by the impact of market and interest rate movements. Jackson's risk management strategy performed effectively and Total Adjusted Capital (TAC) increased over the period as a result of positive hedge pay-offs exceeding market-related increases in policyholder liabilities. This was partially offset by higher required capital reflecting the combination of equity market falls and lower interest rates increasing the cost of guarantees disproportionately in the modelling of tail scenarios over the first quarter of 2020, partly mitigated by the equity market recovery over the second quarter of 2020. This increase in required capital led to a reduction in the RBC ratio before allowing for the reinsurance transaction with Athene.

Over the first half of 2020, capital impacts from credit related losses, impairments, or ratings downgrades were minimal, reflecting the conservative positioning of Jackson's investment portfolio.

Return on segment equity

The 24 per cent (2019: 33 per cent) operating return delivered on average segment equity10,13 over the first half of 2020 largely reflects the impact of unfavourable DAC adjustments in the current period on adjusted operating profit, as compared with favourable DAC adjustments in the prior period.

Notes
1    On a constant exchange rate basis.
2    Adjusted IFRS operating profit based on longer-term investment returns is management's primary measure of profitability and provides an underlying operating result based on longer-term investment returns and excludes non-operating items. Further information on its definition and reconciliation to profit for the period is set out in note B1.1 of the IFRS financial statements.
3    Assuming transaction had been completed at 30 June 2020
4    On an actual exchange rate basis.
5    As compared with head office expenditure of $(490) million in 2018 and before a planned $10 million increase in Africa costs as business grows.
6    Approximately half of the corporate expenditure is incurred in sterling and our assumptions forecast an exchange rate of £1=$1.2599.
7    Surplus over Group minimum capital requirement and estimated before allowing for second interim ordinary dividend. Shareholder business excludes the available capital and minimum requirement of participating business in Hong Kong, Singapore and Malaysia. Further information on the basis of calculation of the LCSM measure is contained in note I(i) of the Additional unaudited financial information.
8    Net cash amounts remitted by business units are included in the holding company cash flow, which is disclosed in detail in note I(iii) of the Additional unaudited financial information. This comprises dividends and other transfers from business units that are reflective of emerging earnings and capital generation.
9    Excluding profit for the period attributable to non-controlling interests.
10  See note II of the Additional unaudited financial information for definition and reconciliation to IFRS balances.
11  For insurance operations, operating free surplus generated represents amounts maturing from the in-force business during the period less investment in new business and excludes non-operating items. For asset management businesses, it equates to post-tax adjusted operating profit for the period. Restructuring costs are presented separately from the operating business unit amount. Further information is set out in note 11 of the EEV basis results.
12  Operating free surplus generated before restructuring costs.
13  Annualised profits have been calculated by multiplying half year profits by two. Further information can be found in note II of the Additional unaudited financial information.
14  Total insurance margin ($1,287 million) and fee income ($135 million) of $1,422 million divided by total life income excluding other income of $1,626 million (Comprised of total life income of $3,066 million less other income of $1,440 million).
15  For discussion on the basis of preparation of the sources of earnings in the table see note I(iv) of the Additional unaudited financial information.
16  Excludes Money Market Funds.
17  The 30 June 2020 Group LCSM position includes the impact of a change in the calculation of the valuation interest rate (VIR) used to value long term insurance liabilities in Hong Kong. In line with the circular issued by the Hong Kong IA in March 2020, an application was made to update the basis of this calculation, which was formally granted by the Hong Kong IA.
18  Excluding assets in consolidated funds financed largely by external third-party (non-recourse) borrowings, for which the Group's exposure is limited to the investment held by Jackson. Including these assets, the US corporate debt portfolio is 93 per cent investment grade.
19  The effects shown are based on the date of the Athene transaction which was effective at 1 June 2020. This differs to the announcement of the agreement in June which showed effects as of 31 March 2020.
20  On a constant exchange rates basis Eastspring average funds under management over the half year to 30 June 2019 were $200.2 billion (actual exchange rate basis: $206.7 billion). Average funds under management over the period to 30 June 2020 were $224.1 billion.

Group Chief Risk and Compliance Officer's report on the risks facing our business and how these are managed

Our Group Risk Framework and risk appetite have allowed us to control our risk exposure throughout the first half of 2020. Our governance, processes and controls enable us to deal with uncertainty effectively, which is critical to the achievement of our strategy of capturing long-term structural opportunities and helping our customers achieve their long-term financial goals.

This section explains the main risks inherent in our business and how we manage those risks, with the aim of ensuring an appropriate risk profile is maintained.

1.     Introduction

The Group
2020 has already been an eventful year. Over Q1 and into Q2, the Covid-19 pandemic impact swept across the world, resulting in significant humanitarian suffering and material disruption to social and economic activity. The business had to consider and navigate the risks arising from the coronavirus on multiple fronts. These have included the capital and liquidity risks arising from the abrupt market dislocation as well as the risks associated with the disruption to the Group's operations across Asia, the US and UK and its key partners. Concurrently, the business has aimed to maintain uninterrupted delivery of services for its policyholders, and has been committed to doing the right thing for both its customers and employees throughout the crisis. The Risk and Compliance function has been able to transition successfully into new ways of working across multiple time zones to provide strong stewardship and enhanced monitoring of these risks during the most acute phases of the pandemic.

Through these extraordinary circumstances, the function has also provided risk opinions, guidance and assurance on critical activity, including Athene's reinsurance of $27.6 billion of Jackson's fixed and fixed indexed annuity portfolio and $500 million equity investment into Prudential's US business and the intended separation of Jackson from the Group. At the same time, the function retained its focus on managing the risks of the ongoing business, performing its defined role in providing risk management support and oversight, as well as objective challenge to ensure the Group remained within its risk appetite.

The Group continues to engage constructively with the Hong Kong Insurance Authority (IA) as its Group-wide supervisor and is transitioning to a new supervisory framework. The Group's mature and well-embedded risk framework will enable the business to capture the opportunities in the growth markets in which it is now focused while continuing to operate with discipline.

The world economy
At the start of the year the prospects for global growth appeared to be improving. The 'Phase One' initial trade agreement was signed by the US and China in January and there were signs that macroeconomic data was stabilising throughout the Eurozone and parts of Asia. This positive momentum, however, was abruptly reversed by the Covid-19 pandemic, leading to the shutdown of much of the world's economy and a sharp recession. The speed and severity of the impact was illustrated by the jump in US unemployment rate, from a low of 3.5 per cent in February to a high of 14.7 per cent in April (both numbers representing extremes not seen in the US for decades). In response to this unprecedented shock, governments and central banks have deployed massive fiscal and monetary stimulus measures to mitigate the impact on the labour force and restore confidence in financial markets. Many countries around the world are in the midst of easing lockdown measures and in some areas growth is expected to rebound from depressed levels in response. However, the economic landscape is evolving rapidly, and the full extent of the longer-term impacts are currently uncertain. A full economic recovery to pre-pandemic levels appears unlikely to be achieved within a short time frame. Any rebound in global growth is also expected to be fragile and extremely susceptible to the risks of renewed increases in coronavirus infection rates, uncertainties from the US election in November and escalations in geopolitical tensions, in particular those between the US and China.

Financial markets
2020 began with risk assets performing well until concerns over the economic impact of the Covid-19 outbreak dented investor confidence, eventually leading to a global sell-off that unfolded at an extraordinary speed. The S&P 500 index plunged by 35 per cent from an all-time high on 19 February to its low point on 23 March. Interest rates in major markets declined significantly, falling to historical lows as investors fretted over the risks to the economic outlook. Credit spreads widened significantly, in line with the plunge in equity markets. The stress on financial markets was broadly eased by the central banks maintaining accommodative monetary policies and implementing various support programmes. For the US Federal Reserve this included the purchase of Treasury bonds, swap arrangements with foreign central banks to lessen the international shortage of dollars and a commercial paper purchase facility. The Fed also intervened directly in credit markets, setting up new facilities designed to purchase corporate bonds in the primary and secondary markets and going beyond even the measures taken during the 2008 financial crisis. Since their trough in late March, financial markets have rallied strongly, driven by broad reductions in infection rates in some countries, optimism with respect to the restart of the global economy, and, in the US, a small group of large-cap stocks that has buoyed the cap-weighted index. Despite this, global financial markets remain highly susceptible to downside risks, which remain elevated, particularly for equity markets where valuations appear disconnected from the real economy.

(Geo)political landscape
2019 was described as the 'year of the street protestor' with mass demonstrations on distinct issues in many countries across the world. While the coronavirus, and the restrictions put in place by governments, curtailed these protests and any related civil unrest at the start of the 2020, the drivers have not changed and their re-emergence as the world comes out of the crisis looks likely. Meanwhile, individual incidents and events have triggered fresh protests against long-standing social issues and inequalities. The pandemic has offered a glimpse into the delicate balancing act needed between a country's economy and individual rights and liberties on the one hand and the health and lives of its people on the other, and this is providing another source of geopolitical risk. The goal of suppressing the spread of Covid-19 within national borders has offered a common yardstick by which governments are being judged. A commonality between the current protests and movements, aided by social media, is the speed in which they can gather momentum and their increasingly leaderless nature. This, combined with the new focal point for popular discontent provided by the pandemic, may in future increase both the instability of governments and the unpredictability of their actions. The resilience of businesses and governments is therefore likely to continue to be tested. As a global organisation, the Group has well-established local and global plans to mitigate the business risks from disruption. These have operated well during the current crisis and will continue to be critically evaluated and enhanced as the longer-term lessons from the pandemic response become clearer.

It is unlikely that the longer-term political and geopolitical implications of the pandemic will become evident for some time. With borders closing during regional Covid-19 infection peaks and medical resources for a time scarce, geopolitical relationships were tested between even historically cooperative neighbours. Various governments have effected, or are considering effecting, the postponement of elections and other constitutional or legislative processes in response to the pandemic, and the longer-term impact from this increase in constitutional and political uncertainty remains to be seen. Being a global crisis, the pandemic has also somewhat distracted from more traditional geopolitical issues impacting on global trade. Nations continue to face the challenge of reconciling the inter-connectedness of the global economy with heightened nationalistic sentiment and the pandemic may provide a further drive towards deglobalisation. A key source of geopolitical risk in 2020 will continue to be China's relationship with the US and its traditional allies, and in the second half of the year Hong Kong's perceived level of autonomy will influence geopolitical tensions, with potential global trade and economic consequences. Responses by the US, UK and other governments to the recently enacted national security law in Hong Kong, the final form and full extent of which are still being determined, may impact Hong Kong's economy. Being a key market for the Group which also hosts regional and head office functions, this could potentially impact Prudential's sales, operations and product distribution. For internationally active groups which operate across impacted jurisdictions such as Prudential, government measures and responses may also add to the complexity of legal and regulatory compliance. Compliance with Prudential's legal or regulatory obligations in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks for the Group.

Regulations
Prudential operates in highly regulated markets, and the nature and focus of regulation and laws remain fluid. A number of national and international regulatory developments are in progress, with a continuing focus on solvency and capital standards, conduct of business, systemic risk regulation and macroprudential policy. Some of these changes will have a significant impact on the way that the Group operates, conducts business and manages its risks. These regulatory developments will continue to be monitored at a national and global level and form part of Prudential's engagement with government policy teams and regulators. The immediate regulatory and supervisory responses to Covid-19 have been broad and have included increased scrutiny of the operational resilience, liquidity and capital strength (including the impact of making dividend payments) of financial services companies as well as changes that have helped the Group to continue to support its customers through non-face-to-face contact. Against this evolving regulatory backdrop, constructive engagement continues with Prudential's Group-wide supervisor, the Hong Kong IA, on the Group-wide Supervision Framework (GWS). The timing of finalisation and implementation of the GWS Framework remains uncertain, although it is expected to become effective in early 2021. The Legislative Council of the Hong Kong Special Administrative Region approved the enabling primary legislation in July.

Societal developments
The experience of the pandemic has underlined the ability of evolving demographic, geographical and environmental factors to change the nature, likelihood and impact of extreme events, and drive public health trends such as tackling obesity, with consequential potential impacts to Prudential's underwriting assumptions and product design. Given the unique set of variables associated with extreme events, whilst insights can be gleaned from the current pandemic, the impact of extreme events on the functioning of society and the disruption to business operations, staff, customers and sales cannot be predicted or fully mitigated. The Group has been actively managing the impact of the current crisis, including assisting affected policyholders and staff in meeting their resulting needs.

In support of increased ease of access and social inclusion, and to meet evolving customer needs, the Group is increasing its use of digital services, technologies and distribution methods for the products and services that it offers. The Covid-19 pandemic has accelerated these developments, with the Group's businesses having implemented virtual face-to-face sales of select ranges of products in many of its markets, and adoption of Prudential's Pulse application has continued to increase. Changes to the Group's use of technology and distribution models have broad implications, touching on Prudential's conduct of business, increasing the risks of technology and data being compromised or misused and potentially leading to new and unforeseen regulatory issues.

A strong sense of purpose for an enterprise is a driver of long-term profitability, and this is making companies evaluate their place in, and contribution to, society. The 'why and how' a business acts has become arguably at least as important as what it produces or the services that it provides. Recent events have highlighted the structural inequalities in our societies and are prompting organisations to question where they stand on these important issues. Understanding and managing the environmental, social and governance (ESG) implications of the Group's business is fundamental to Prudential's brand, reputation and ultimately its long-term success. Ensuring high levels of transparency and responsiveness to stakeholders is a key aspect of this.

2.     Key internal, regulatory, economic and (geo)political events over the past 12 months

Q3 2019	Q4 2019	Q1 2020	Q2 2020
Central bank monetary policy becomes increasingly accommodative, contributing to a reversal in the weakness in risk assets. In August, following a record high in July, the S&P 500 corrects amid recession fears and trade tensions. The index continues to struggle in September but rebounds strongly over Q4.

Government bond yields decline significantly, with the 10-year US Treasury yield falling by circa 50 basis points to 1.5 per cent over August (representing a circa 120 basis points drop over the year), its lowest rate since 2017. In Japan and Europe, the volume of negative-yielding debt surges significantly.

The Group submits its Insurance Capital Standards (ICS) field-testing results for 2019 to the IAIS on 31 July 2019. This is the last field-testing exercise prior to the finalisation of the ICS 2.0 specifications and the start of a five-year monitoring period in 2020.

Hong Kong enters technical recession in Q3, with its economy shrinking by 2.9 per cent overall over 2019, as protests in the territory, which peak in violence during November, impact the territory's economy.

On 21 October 2019, M&G plc's shares begin trading on the London Stock Exchange, marking the successful completion of its demerger from Prudential plc. The Hong Kong IA formally assumes its role as Group-wide supervisor for Prudential plc.

Eastspring successfully completes the acquisition of 50.1 per cent of Thanachart Fund, which manages $7.5 billion of mutual funds in Thailand, for circa $142 million, with an option to increase its ownership to 100 per cent in the future. The acquisition makes Eastspring the fourth-largest asset manager in Thailand.

The broader economic cycle continues to deteriorate. US domestic data begins to show economic weakness in November. Despite this, equity markets reach new all-time highs over the quarter, supported by continued application of accommodative monetary policy by central banks.

The US Federal Reserve lowers its benchmark federal funds target rate for the third time in four months in October. This follows the ECB's delivery of a package of easing measures, including a renewal of quantitative easing, in September. Central banks in China and other emerging markets turn more dovish amid continued weakness in economic data.

The 26th Annual Conference of the IAIS takes place in Abu Dhabi on 14 and 15 November, and it is agreed that the ICS project will move from Field Testing into the Monitoring Period phase and ICS v2.0 is released. The Holistic Framework (HF) for systemic risk is endorsed by the FSB at the conference for implementation by the IAIS in 2020. The FSB also confirms that G-SII designations will be suspended until its review in 2022, although a number of the previous G-SII requirements are included either into the Insurance Core Principles or the Common Framework (ComFrame).

US-China trade talks continue positively during Q4, following breakdowns in negotiations in May and August and a resumption in September, culminating in the signing of a 'Phase One' trade deal between the two countries in January 2020.

Following the East Asia Summit in Bangkok in November, 15 of the 16 negotiating participants agree to sign up to the Regional Comprehensive Economic Partnership (RCEP), most likely in Q1 2020, with India deciding not to participate.

On 27 November, the US president signs the Hong Kong Human Rights and Democracy Act into law, requiring annual reviews of Hong Kong's special trade status under US law, as well as sanctions against any official deemed responsible for human rights abuses or for undermining the city's autonomy.

The National Association of Insurance Commissioners (NAIC) implements changes to the US statutory reserve and capital framework for variable annuities, effective from 1 January 2020. Jackson chooses to early adopt the changes as at 31 December 2019 for US statutory reporting.

In January 2020, the virus responsible for what initially appeared to be viral pneumonia is identified as a novel coronavirus (the resulting disease has since been named Covid-19) and over Q1 and Q2 the coronavirus begins its spread across the globe. Across its markets the Group rolls out initiatives to support customers and staff.

In January, Prudential Vietnam announces an exclusive bancassurance partnership with Southeast Asia Commercial Joint Stock Bank (SeABank), a fast-growing bank in Vietnam with around 1.2 million customers and almost 170 branches, for a 20-year term.

The Covid-19 pandemic shuts down much of the world's economy and triggers a sharp recession. Equity markets sell off at an extraordinary speed, volatility spikes, credit spreads widen sharply and interest rates in major markets decrease to new historical lows. Central banks maintain accommodative monetary policies and implement various asset purchase and support programmes to restore confidence in financial markets. Governments deploy massive fiscal stimulus to mitigate the economic fallout and the unprecedented shock on the labour force.

On 20 March, the Hong Kong IA published the Insurance Ordinance (Amendment) (No 2) Bill as part of its submission to the Hong Kong Legislative Council, a key step towards GWS implementation.

In Singapore, a revised risk-based capital framework (RBC2) for insurers comes into force as at 31 March 2020.

The California Consumer Protection Act (CCPA) comes into force on 1 January 2020, creating data privacy rights to California consumers. Jackson ensures compliance with the Act in December 2019.

In May, following its initial announcement in March, the Group confirms that it continues to prepare for a Jackson minority IPO alongside active evaluation of other options with respect to creating an independent Jackson.

On 18 June the Group announces the reinsurance of $27.6 billion of Jackson's fixed and fixed indexed annuity portfolio by Athene, and a $500 million equity investment into Prudential's US business in return for an 11.1 per cent economic interest.

Shriti Vadera joins the Board as a Non-executive Director and member of the Nomination & Governance Committee on 1 May 2020, and is expected to succeed Paul Manduca as Chair of the Board and of the Nomination & Governance Committee on 1 January 2021.

Since its launch, downloads of Pulse by Prudential exceed five million in June. The digital health platform is now one of the most popular health and wellness apps offered by an insurer in the Asia region.

Markets rally sharply during Q2 on the back of asset purchases, direct intervention by the US Federal Reserve in credit markets, stimulus programmes, the gradual rebound in economic activity enabled by the progressive easing of lockdown measures and a broad reduction in virus infection rates.

A broad easing of Covid-19 restrictions begins to take place across many countries in the latter half of Q2 and into Q3, including in some countries with high infection rates, with many countries taking steps to mitigate a second wave of infections. Other countries, such as the US and those in Central and South America and South Asia continue to see high daily case numbers.

The Insurance (Amendment) (No 2) Ordinance was enacted in Hong Kong on 24 July 2020. Timing remains uncertain, although the GWS Framework is expected to become effective in early 2021. The primary legislation will be supported by subsidiary legislation and guidance material which is subject to consultation with the industry and to the Hong Kong legislative process.

IAIS releases the requirements for a Covid-19 tailored Data Collection exercise for 2020. The original Data Collection exercise, released in March for the purpose of monitoring the build-up of systemic risk for insurers, is paused for 2020. In April 2020, the IAIS also releases the requirements for the 2020 ICS and Aggregation Method Data Collection exercises.

US-China tensions rise during Q2 over Beijing's proposed national security law for Hong Kong, which is eventually implemented on 30 June 2020. In response, the US House of Representatives and Senate pass a bill imposing sanctions on banks which do business with Chinese officials involved in cracking down on pro-democracy protestors. The bill is signed into law by the US President on 14 July.

The Network for Greening the Financial System publishes its Guide for Supervisors in May 2020 which outlines recommendations for integrating climate-related and environmental risks into prudential supervision.

3.     Managing the risks in implementing our strategy

This section provides an overview of the Group's strategy, the significant risks arising from the delivery of this strategy and current risk management focus. The risks outlined below, which are not exhaustive, are discussed in more detail in section 5.

Our strategy	Significant risks arising from the delivery of the strategy	Risk management focus

Group-wide
Our strategy is to capture the long-term structural opportunities for our markets and geographies, while operating with discipline and seeking to enhance our capabilities through innovation to deliver high-quality resilient outcomes for our customers.
● Transformation risks around key change programmes, including those related to the Group's digital strategy
●     Continuing the focus on, and ensuring consistency in transformation risk management across the Group's business units.
●     Provision of independent risk assurance, challenge and advice on first line programme risk identification and assessments.

● Group-wide regulatory risks
●     Engagement with national governments, regulators and industry groups on macroprudential and systemic risk-related regulatory initiatives, international capital standards, and other initiatives with Group-wide impacts.
●     Engagement with the Hong Kong IA on, and implementation of, the Group-wide Supervision Framework, which is expected to be enacted in 2020 and with implementation likely to commence in Q1 2021.

● Information security and data privacy risks
●     Operationalisation of the Group-wide governance model and strategy for cyber security management focusing on automation, business enablement, efficiency, and continuous improvement.
●      Continued focus on compliance with applicable privacy laws across the Group and the appropriate use of customer data.

● Business disruption and third-party risks
●     Continued application of the Group's global business continuity management, with an enhanced focus on operational resilience as it relates to customer outcomes and embedding of insights from the Covid-19 pandemic.
●     Applying the distinct oversight and risk management required over the Group's third parties, including its strategic partnerships for product distribution, non-traditional services and processing activities.

	● Conduct risk	● Continuing the enhancement of the Group-wide customer conduct risk management framework building on the Group's existing customer commitments policy.
	● Model and data risks	● Focus on requirements for data and AI and complex tooling ethics principles and framework.
● People and culture
●     Focusing on Group Culture as a key mechanism to support sound risk management behaviours, practices and awareness.
●     Embedding responses and insights from Group-wide employee engagement surveys through enhancements to the Group Risk Framework.

● ESG - commitments and disclosure
●     Assessing the potential financial impacts from climate-related transition risk in the asset book and integration of climate risk into the Group Risk Framework.
●     Supporting the Group ESG Committee in its responsibility to coordinate ESG activities and develop its disclosures.

Asia Serving the protection and investment needs of the growing middle class in Asia.	● Financial risks
●     Maintaining, and enhancing where necessary, risk limits and implementing business initiatives to manage financial risks, including asset allocation, bonus revisions, product repricing and reinsurance where required.

● Persistency risk
●     Implementation of business initiatives to manage persistency risk, including additional payment methods, enhancing customer experience, revisions to product design and incentive structures. Ongoing experience monitoring.

	● Morbidity risk	● Implementation of business initiatives to manage morbidity risk, including product repricing where required. Ongoing experience monitoring.
United States Providing asset accumulation and retirement income products to US retirees.	● Financial risks
●     Maintaining, and enhancing where necessary, risk limits, hedging strategies (including mitigating measures against basis risk), modelling tools and risk oversight appropriate to Jackson's product mix.

	● Policyholder behaviour risk	● Continued monitoring of policyholder behaviour experience and review of assumptions.
Africa Offering products to new customers in Africa, one of the fastest-growing regions in the world.
●            The Group continues to increase its focus on Prudential Africa's most significant risks, being those related to physical and information security and financial crime, as its presence there expands and grows in materiality.

4.     Risk governance

a      System of governance
Prudential has in place a system of governance that promotes and embeds a clear ownership of risk, processes that link risk management to business objectives and a proactive Board and senior management providing oversight of risks. Mechanisms and methodologies to review, discuss and communicate risks are in place together with risk policies and standards to enable risks to the Group to be identified, measured and assessed, managed, monitored and reported.

Material risks will be retained selectively when it is considered that there is value in doing so, and where it is consistent with the Group's risk appetite and philosophy towards risk-taking. The Group Risk Framework, which is owned by the Board, details Prudential's risk governance, risk management processes and risk appetite. The Group's risk governance arrangements are based on the 'three lines of defence' model, comprising risk taking and management, risk control and oversight, and independent assurance. The aggregate Group exposure to its key risk drivers is monitored and managed by the Risk and Compliance function which is responsible for reviewing, assessing, providing oversight and reporting on the Group's risk exposure and solvency position from the Group economic, regulatory and ratings perspectives.

During 2019 and 2020, the Group has reviewed and updated its policies and processes for alignment with the requirements of its Group-wide supervisor. The frameworks relating to oversight of transformation risk and model risk were further embedded and the Group has focused on development of a Group-wide customer conduct risk framework, building on its existing customer commitments policy.

The following section provides more detail on our risk governance, risk culture and risk management process. Specific events may have impacts across some or all of major risk categories. The Covid-19 pandemic is one such example, and the various risks impacting the Group, and its responses to it, are summarised in section 5.

b      Group Risk Framework

i.      Risk governance and culture
Prudential's risk governance comprises the Board organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk policies that have been established to make decisions and control activities on risk-related matters.

The risk governance structure is led by the Group Risk Committee, supported by independent non-executive directors on risk committees of the Group's main subsidiaries. The Group Risk Committee reviews and approves changes made to the Group Risk Framework and to relevant policies. It also reviews and approves new risk policies and recommends to the Board any material policies which require Board approval. A number of core risk policies and standards support the Framework to enable risks to the Group to be identified, measured and assessed, managed, monitored and reported.

Culture is a strategic priority of the Board, which recognises its importance in the way that the Group does business. It shapes the organisation-wide values that are used to prioritise risk management awareness, behaviours and practices. The Group works to promote a responsible, risk aware culture through ensuring the right balance between risk, profitability and long-term growth in organisational decision-making. This is supported through inclusion of risk considerations in performance management for key individuals; by building appropriate skills and capabilities in risk management; and by ensuring that employees understand and care about their role in managing risk through open discussions. The Group Risk Committee has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration.

Prudential's Group Code of Business Conduct and Group Governance Manual include a series of guiding principles that govern the day-to-day conduct of all its people and any organisations acting on its behalf. This is supported by specific risk-related policies which require that the Group act in a responsible manner. These include, but are not limited to, policies related to financial crime covering anti-money laundering and sanctions and anti-bribery and corruption. The Group's third-party supply policy requires that human rights and modern slavery considerations are embedded across all of its supplier and supply chain arrangements. Embedded procedures to allow individuals to speak out safely and anonymously against unethical behaviour and conduct are also in place.

ESG is owned by the Board, which is responsible for determining strategy and prioritisation of key focus areas. In order to provide greater senior executive involvement and holistic oversight of ESG matters material to the Group, in 2020, a Group ESG Committee was established. The Committee is chaired by the Group Chief Financial and Chief Operating Officer, supported by senior functional leaders and representatives from the Group's business units, including the chief investment officers of the Group's asset managers. The Group ESG Committee reports to the Board through the Group Nomination & Governance Committee which comprises the Group's Chairman, the Senior Independent Director, and the chairs of the Audit, Remuneration and Risk committees and is regularly attended by the Group Chief Executive. The policies and procedures to support how the Group operates in relation to certain ESG topics are included in the Group Governance Manual. Prudential manages key ESG issues through a multi-disciplinary approach with functional ownership for specific ESG topics.

ii.    The risk management cycle
Risk identification
In accordance with provision 28 of the UK Corporate Governance Code, a process is in place to support Group-wide identification of the Company's emerging and principal risks and this combines both top-down and bottom-up views of risks at the level of the Group and its business units. The Board performs a robust assessment and analysis of these principal and emerging risks facing the Company through the risk identification process, the Group Own Risk and Solvency Assessment (ORSA) report and the risk assessments undertaken as part of the business planning review, including how they are managed and mitigated, which supports decision-making.

The ORSA is the ongoing process of identifying, assessing, controlling, monitoring and reporting the risks to which the business is exposed. It includes an assessment of capital adequacy to ensure that the Group's solvency needs are met at all times. Stress and scenario testing, which includes reverse stress testing requiring the Group to ascertain the point of business model failure, is another tool that helps to identify the key risks and scenarios that may have a material impact on the Group. The risk profile is a key output from the risk identification and risk measurement processes and is used as a basis for setting Group-wide limits, management information, assessment of solvency needs, and determining appropriate stress and scenario testing. The Group's annual set of principal risks is given enhanced management and reporting focus.

Risk measurement and assessment
All identified risks are assessed based on an appropriate methodology for that risk. All quantifiable risks, which are material and mitigated by holding capital, are modelled in the Group's internal model, which is used to determine economic capital requirements and is subject to independent validation and processes and controls around model changes and limitations.

Risk management and control
The Group's control procedures and systems focus on aligning the levels of risk-taking with the Group's strategy and can only provide reasonable, and not absolute, assurance against material misstatement or loss. Risk management and control requirements are set out in the Group's risk policies and define the Group's risk appetite in respect of material risks and the framework under which the Group's exposure to those risks is limited. The processes to enable Group senior management to effect the measurement and management of the Group material risk profile in a consistent and coherent way, which include the flows of management information required, are also set out in the Group's risk policies. The methods and risk management tools that the Group employs to mitigate each of its major categories of risks are detailed in section 5 below.

Risk monitoring and reporting
The identification of the Group's principal risks informs the management information received by the Group Risk Committee and the Board. Risk reporting of key exposures against appetite is also included, as well as ongoing developments in the Group's principal and emerging risks.

iii.   Risk appetite, limits and triggers
The Group recognises that interests of its customers and shareholders, and a managed acceptance of risk in pursuit of its strategy, lies at the heart of its business, and that effective risk management capabilities represent a key source of competitive advantage. Qualitative and quantitative expressions of risk appetite are defined and operationalised through risk limits, triggers and indicators. The Risk and Compliance function reviews the scope and operation of these measures at least annually. The Board approves changes to the Group's aggregate risk appetite and the Group Risk Committee has delegated authority to approve changes to the system of limits, triggers and indicators.

Group risk appetite is defined and monitored in aggregate by the setting of objectives for its liquidity, capital requirements and non-financial risk exposure, covering risks to shareholders, including those from participating and third-party business. Group limits operate within these expressions of risk appetite to constrain material risks, while triggers and indicators provide additional defined points for escalation. The Group Risk Committee is responsible for reviewing the risks inherent in the Group's business plan and for providing the Board with input on the risk/reward trade-offs implicit therein. This review is supported by the Risk and Compliance function, which uses submissions from local business units to calculate the Group's aggregated position relative to Group risk appetite and limits.

●     Capital requirements. Limits on capital requirements aim to ensure that the Group maintains sufficient capital in excess of internal economic capital requirements in business-as-usual and stressed conditions, achieves its desired target rating to meet its business objectives, and supervisory intervention is avoided. The two measures currently in use at the Group level are the regulatory local capital summation method (LCSM) capital requirements (both minimum and prescribed levels) and internal economic capital (ECap/GEICA) requirements. In addition, capital requirements are monitored on local statutory bases.

●      Liquidity. The objective of the Group's liquidity risk appetite is to ensure that sufficient cash resources are available to meet financial obligations as they fall due in business-as-usual and stressed scenarios. This is measured using a liquidity coverage ratio (LCR) which considers the sources of liquidity against liquidity requirements under stress scenarios.

●     Non-financial risks. The Group is exposed to non-financial risks, including environmental, social and governance risks, as an outcome of its chosen business activities and strategy. It aims to manage these risks effectively to maintain its operational resilience and its commitments to customers and other external stakeholders, and to avoid material adverse impact on its reputation.

5.     The Group's principal risks

Broadly, the risks assumed across the Group can be categorised as those relating to its financial situation; its business and industry; regulatory and legal compliance; and those relating to ESG. Principal risks, whether materialising within the Group or at third parties on which the Group relies, may have a financial impact and could also impact the performance of products or services provided to customers and distributors and the ability to fulfil commitments to customers, giving rise to potential risks to its brand and reputation. These risks, which are not exhaustive, are detailed below. The materiality of these risks, whether material at the level of the Group or its business units, is also indicated. The Group's disclosures covering risk factors are aligned to the same categories and can be found at the end of this document.

In reading the sections below, it is useful to understand that there are some risks that Prudential's policyholders assume by virtue of the nature of their products, and some risks that the Group and its shareholders assume. Examples of the latter include those risks arising from assets held directly by and for the Group or the risk that policyholder funds are exhausted. This report is focused mainly on risks to the shareholder but will include those which arise indirectly through policyholder exposures.

Covid-19 risks and responses
The Group has responded in a number of ways to the risks arising from the coronavirus pandemic; some responses were part of existing risk management processes and procedures, while others have been initiated specifically in response to the pandemic, in particular during the acute phases experienced in Q1 and Q2.

The Group Critical Incident Procedure (GCIP) defines specific governance to be invoked in the event of a critical incident, such as a significant market, liquidity or credit-related event. This includes, where necessary, the convening of a Critical Incident Group (CIG) to oversee, coordinate, and where appropriate, direct any activity during a critical incident. In response to the economic and financial market shocks triggered by the Covid-19 pandemic the Group CRCO invoked the GCIP and convened a series of CIG meetings to provide high-cadence monitoring and management of potential threats to the capital or liquidity position of the Group. Local Incident Management teams were also activated to monitor and manage the tailored response required to support the operations, customers and employees of the Group's businesses.

These risks arising from the Covid-19, and the Group's responses to them, are summarised below, with further information provided, where relevant, within the descriptions of the Group's principal risks.

Risk areas	Responses
● Staff safety and well-being
Proactive move to working from home arrangements across jurisdictions, with local incident management teams monitoring country specific developments, undertaking risk assessments and providing regular staff communications and support.

● Customer outcomes are not met, increasing conduct risk	Initiatives and campaigns rolled out across markets, including customer cash benefits, goodwill payments, and extended grace periods for premium payments.
● Disruption to the operations of the Group, and its key partners
Application of the Group and local business continuity plans. Local Incident Management teams activated to monitor, manage and lead a tailored response to ensure continuity of service to existing customers.

● Financial market and liquidity impacts, including to Group and business unit solvency	Invocation of the Group's Critical Incident Procedures and convening of a Critical Incident Group to monitor and manage threats to the Group's solvency or liquidity position.
● Heightened risk of phishing and social engineering tactics	Group-wide phishing awareness campaigns. Heightened threat monitoring and review of cyber hygiene controls. Active management of connections to the Group network.
● Sales impacts
Roll-out of virtual face-to-face sales processes in most of the Group's markets with at least limited product offerings with appropriate regulatory engagement, oversight of incremental operational risks and ongoing monitoring of the commercial impact to existing sales channels.

● Insurance risks, in particular increased lapses and surrenders resulting from the broader economic effects	Close monitoring by the Group's businesses and targeted management actions where necessary. Covid-19-related claims have not been material to date, but are being closely monitored.

Risks to the Group's financial situation (including those from the external macroeconomic and geopolitical environment)
The global economic and geopolitical environment may impact on the Group directly by affecting trends in financial markets and asset values, as well as driving short-term volatility.
Risks in this category include the market risks to our investments and the credit quality of our investment portfolio as well as liquidity risk.

Global economic and geopolitical conditions
Changes in global economic conditions can impact Prudential directly; for example, by leading to reduced investment returns and fund performance and liquidity, and increasing the cost of promises (guarantees) that have been made to the Group's customers. Changes in economic conditions, such as the abrupt and uncertain longer-term impacts resulting from the Covid-19 crisis, can also have an indirect impact on the Group; for example, leading to a decrease in the propensity for people to save and buy Prudential's products, as well as changing prevailing political attitudes towards regulation.

The geopolitical environment can also impact the Group in a wide range of ways, both directly and indirectly. Financial markets and economic sentiment have been highly susceptible to geopolitical developments in recent years, with implications for the Group's financial situation. We have seen in recent times that geopolitical tensions can result in the imposition of protectionist or restrictive regulatory and trading requirements by governments and regimes. The Covid-19 pandemic has further prompted governments to rethink the current globalised nature of supply chains, and may have geopolitical and trading implications, the full extent of which may not be clear for a while. Various governments have effected, or are considering effecting, the postponement of elections and other constitutional or legislative processes in response to the pandemic, and the longer-term impact from this increase in constitutional and political uncertainty remains to be seen.

Responses by the US, UK and other governments to the recently enacted national security law in Hong Kong, the final form and full extent of which are still being determined, may impact Hong Kong's economy. Being a key market for the Group which also hosts regional and head office functions, this could potentially impact Prudential's sales, operations and product distribution. For internationally active groups which operate across impacted jurisdictions such as Prudential, government measures and responses may also add to the complexity of legal and regulatory compliance. Compliance with Prudential's legal or regulatory obligations in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks for the Group. All these factors can increase the operational, business disruption, regulatory and financial market risks to the Group and can directly impact its sales and distribution networks. Developments in Hong Kong and the continuing impacts of the pandemic are being closely monitored by the Group and plans have been enacted to manage the disruption to the business, our employees and customers within our existing business resilience processes. Further information on the Group's business disruption risks are included below.

Macroeconomic and geopolitical risks are considered material at the level of the Group.

Market risks to our investments
This is the potential for reduced value of Prudential's investments resulting from the volatility of asset prices, driven by fluctuations in equity prices, interest rates, foreign exchange rates and property prices. Interest rates in the Group's key markets decreased to historically low levels in Q1 2020, with the stance of central banks making it likely they will remain extremely low for a while. A persistently low interest rate environment poses challenges to both the capital position of life insurers as well as to new business profitability and this is a scenario that the Group is planning for.

The Group has appetite for market risk where it arises from profit-generating insurance activities to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a strong solvency position.

The Group's market risks are managed and mitigated by the following:
-      The Group market risk policy;
-      The Group Asset Liability Committee - a first-line risk management advisory committee to the Group Chief Executive Officer which supports the identification, assessment and management of key financial risks significant to the achievement of the Group's business objectives;
-       Risk appetite statements, limits and triggers;
-       Asset and liability management programmes which include management actions such as asset allocation, bonus revisions, repricing and the use of reinsurance where appropriate;
-       Hedging derivatives, including equity options and futures, interest rate swaps and swaptions and currency forwards;
-       The monitoring and oversight of market risks through the regular reporting of management information; and
-       Regular deep dive assessments.

As noted above, in response to the economic and financial market shocks triggered by the Covid-19 pandemic, the Group CRCO invoked the GCIP and convened a series of CIG meetings to provide high-cadence monitoring and management of any potential threats to the capital or liquidity position of the Group.

●      Equity and property investment risk. In Asia, the shareholder exposure to equity price movements results from unit-linked products, where fee income is linked to the market value of the funds under management. Further exposure arises from with-profits businesses where bonuses declared are based broadly on historical and current rates of return from the Asia business's investment portfolios, which include equities.

In Jackson, investment risk arises from the assets backing customer policies. Equity risk is driven by the variable annuity business, where the assets are invested in both equities and bonds and the main risk to the shareholder comes from providing the guaranteed benefits offered. The exposure to this is primarily controlled by using a derivative hedging programme, as well as through the use of reinsurance to pass on the risk to third-party reinsurers.

Basis risk is the inherent risk associated with imperfect hedging and is caused by variables or characteristics that drive differences between the value of an underlying position and the hedge instruments used to offset changes in its value. Within Jackson's variable annuity business, basis risk can arise from differences between the performance of the Separate Account funds in which policyholders choose to invest and that of the instruments used to replicate these funds for hedging and liability modelling purposes, which are primarily linked to the S&P 500 index. This risk exposure is proportionate to the magnitude of liability risk/hedge position which fluctuates with equity and interest rate levels. Therefore, while the market sell-off in Q1 increased this liability risk/hedge exposure, the rally in equity markets since March has had a corresponding opposite and positive impact. Jackson is actively evaluating ways to further mitigate basis risk, particularly in light of the market volatility seen as a result of the Covid-19 pandemic.

●      Interest rate risk. This is driven by the valuation of Prudential's assets (particularly the bonds that it invests in) and liabilities, which are dependent on market interest rates and expose the Group to the risk of those moving in a way that is detrimental. Some products that Prudential offers are sensitive to movements in interest rates. As part of the ongoing management of this risk, a number of mitigating actions to the in-force business have been taken, as well as repricing and restructuring new business offerings in response to recent relatively low interest rates. Nevertheless, some sensitivity to interest rate movements is still retained. The impact of lower interest rates may also manifest through reduced solvency levels in some of the Group's businesses, impairing their ability to make remittances, as well as reduced new business profitability.

The Group's appetite for interest rate risk is limited to where assets and liabilities can be tightly matched and where liquid assets or derivatives exist to cover interest rate exposures.

In Asia, our exposure to interest rate risk arises from the guarantees of some non-unit-linked investment savings products, including the Hong Kong with-profits and non-profit business. This exposure exists because of the potential for an asset and liability mismatch, where long-dated liabilities and guarantees are backed by short-dated assets, which cannot be eliminated but is monitored and managed through local risk and asset liability management committees against risk appetite aligned with the Group's limit framework.

Interest rate risk results from the cost of guarantees in the variable annuity and fixed indexed annuity business, which may increase when interest rates fall. The level of sales of variable annuity products with guaranteed living benefits is actively monitored, and the risk limits we have in place help to ensure we are comfortable with the level of interest rate and market risks incurred as a result. Derivatives are also used to provide some protection. Jackson is also affected by interest rate movements to its fixed annuity book where the assets are primarily invested in bonds and shareholder exposure comes from the mismatch between these assets and the guaranteed rates that are offered to policyholders. As at 1 June 2020, this risk has been substantially transferred as part of the reinsurance transaction with Athene, leaving only a limited exposure from residual policies including those from the blocks acquired externally (ie from the REALIC and John Hancock businesses).

●      Foreign exchange risk. The geographical diversity of Prudential's businesses means that it has some exposure to the risk of foreign exchange rate fluctuations. Some entities within the Group that write policies, invest in assets or enter into other transactions in local currencies or currencies not linked to the US dollar. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in the Group financial statements when results are reported in US dollars. This risk is accepted within our appetite for foreign exchange risk.

In cases where a non-US dollar denominated surplus arises in an operation which is to be used to support Group capital, or where a significant cash payment is due from a subsidiary to the Group, this currency exposure may be hedged where it is believed to be economically favourable to do so. Further, the Group generally does not have appetite for significant direct shareholder exposure to foreign exchange risks in currencies outside the countries in which it operates, but it does have some appetite for this on fee income and on non-sterling investments within the with-profits fund. Where foreign exchange risk arises outside appetite, currency swaps and other derivatives are used to manage the exposure.

Liquidity risk
Prudential's liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due, and the Group considers this under both normal and stressed conditions. It includes the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may impact on market conditions and valuation of assets in a more uncertain way than for other risks like interest rate or credit risk. It may arise, for example, where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or where redemption requests are made against Prudential's external funds. Liquidity risk is considered material at the level of the Group.

Prudential has no appetite for liquidity risk, ie for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario.

The Group has significant internal sources of liquidity, which are sufficient to meet all of our expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. The Group has a total of $2.6 billion of undrawn committed facilities that can be made use of, expiring in 2025. Access to further liquidity is available through the debt capital markets and an extensive commercial paper programme is in place, and Prudential has maintained a consistent presence as an issuer in the market for the past decade.

A number of risk management tools are used to manage and mitigate this liquidity risk, including the following:
-       The Group's liquidity risk policy;
-       Risk appetite statements, limits and triggers;
-       Regular assessment by the Group and business units of LCRs which are calculated under both base case and stressed scenarios and are reported to committees and the Board;
-       The Group's Liquidity Risk Management Plan, which includes details of the Group Liquidity Risk Framework as well as gap analysis of liquidity risks and the adequacy of available liquidity resources under normal and stressed conditions;
-       Regular stress testing;
-       Our contingency plans and identified sources of liquidity;
-       The Group's ability to access the money and debt capital markets;
-       Regular deep dive assessments; and
-       The Group's access to external committed credit facilities.

Credit risk
Credit risk is the potential for reduction in the value of investments which results from the perceived level of risk of an investment issuer being unable to meet its obligations (defaulting). Counterparty risk is a type of credit risk and relates to the risk of the counterparty to any contract we enter into being unable to meet their obligations causing the Group to suffer loss.

Prudential invests in bonds that provide a regular, fixed amount of interest income (fixed income assets) in order to match the payments needed to policyholders. It also enters into reinsurance and derivative contracts with third parties to mitigate various types of risk, as well as holding cash deposits at certain banks. As a result, it is exposed to credit risk and counterparty risk across its business. The assets backing the Jackson general account portfolio and the Asia shareholder business means credit risk is considered a material risk for the Group's business units.

The Group has some appetite to take credit risk where it arises from profit-generating insurance activities, to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a strong solvency position.

A number of risk management tools are used to manage and mitigate this credit risk, including the following:
-       A credit risk policy and dealing and controls policy;
-       Risk appetite statements and limits that have been defined on issuers, and counterparties;
-       Collateral arrangements for derivative, secured lending reverse repurchase and reinsurance transactions;
-       The Group Credit Risk Committee's oversight of credit and counterparty credit risk and sector and/or name-specific reviews;
-       Regular assessments; and
-       Close monitoring or restrictions on investments that may be of concern.

The total debt securities4 at 30 June 2020 were $121.5 billion (30 June 2019: $126.9 billion; 31 December 2019: $134.6 billion). Credit risk arises from the debt portfolio in the Asia business comprising the shareholder, with-profit and unit-linked funds, the value of which was $82.1 billion at 30 June 2020. The majority (71 per cent) of the portfolio is in unit-linked and with-profits funds. The remaining 29 per cent of the debt portfolio is held to back the shareholder business.

In the general account of the Group's US business, $39.0 billion of debt securities are held to support shareholder liabilities including those from our fixed annuities, fixed indexed annuities and life insurance products. The shareholder-backed debt portfolio of the Group's other operations was $0.3 billion as at 30 June 2020. Further details of the composition and quality of our debt portfolio, and exposure to loans, can be found in the IFRS financial statements.

●      Group sovereign debt. Prudential invests in bonds issued by national governments. This sovereign debt holding represented 27 per cent or $17.1 billion1 of the shareholder debt portfolio of the Group as at 30 June 2020 (31 December 2019: 22 per cent or $18.8 billion of the shareholder debt portfolio). The particular risks associated with holding sovereign debt are detailed further in our disclosures on risk factors.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt securities at 30 June 2020 are given in note C1 of the Group's IFRS financial statements.

●      Corporate debt and loan portfolio. In the Asia shareholder business, corporate debt exposures totalled $11.3 billion of which $10.3 billion or 92 per cent were investment grade rated. In the US general account, corporate debt exposures amounted to $29.1 billion following the Athene transaction, and the portfolio remains of high credit quality with 97 per cent5 remaining investment grade rated.

●      Bank debt exposure and counterparty credit risk. Prudential's exposure to banks is a key part of its core investment business, as well as being important for the hedging and other activities undertaken to manage its various financial risks. Given the importance of its relationship with its banks, exposure to the sector is considered a material risk for the Group. The exposure to derivative counterparty and reinsurance counterparty credit risk, which includes the recently announced reinsurance agreement with Athene Life Re, is managed using an array of risk management tools, including a comprehensive system of limits. Where appropriate, Prudential reduces its exposure, buys credit protection or uses additional collateral arrangements to manage its levels of counterparty credit risk.

At 30 June 2020:
-      93 per cent of the Group's shareholder portfolio (excluding all government and government-related debt) is investment grade rated2. In particular, 53 per cent of the portfolio is rated2 A- and above (or equivalent); and
-      The Group's shareholder portfolio is well diversified: no individual sector3 makes up more than 10 per cent of the total portfolio (excluding the financial and sovereign sectors). The exposures held by the shareholder-backed business and with-profits funds in bank debt securities at 30 June 2020 are given in note C1 of the Group's IFRS financial statements.

Risks from the nature of our business and our industry
These include the Group's non-financial risks (including operational and financial crime risk), transformation risks from significant change activity and the insurance risks assumed by the Group in providing its products.

Transformation risk
Prudential has a number of significant transformation and change programmes under way to deliver the Group's strategy for growth, improve customer experiences, strengthen its operational resilience and control environment, and meet regulatory and industry requirements. If the Group does not deliver these programmes to defined timelines, scope and cost, this may negatively impact on its operational capability, ability to deliver its strategy and reputation.

In 2020, transformation risk remains a material risk for Prudential. The Group's transformation and change programmes inherently give rise to design and execution risks, and may introduce new, or increase existing, business risks and dependencies. These include, but are not limited to, an increased strain on operational capacity, newly-implemented controls being ineffective or a general weakening of the control environment of the Group. Implementing further strategic transformation initiatives may amplify these risks. In order to manage these risks, the Group's Transformation Risk Framework aims to ensure that, for both transformation and strategic initiatives, strong programme governance is in place with embedded risk expertise to achieve ongoing and nimble risk oversight, and regular risk monitoring and reporting to risk committees is delivered.

The Group's current portfolio of transformation and significant change programmes include the intended separation of Jackson from the Group; the expansion of the Group's digital capabilities and use of technology, platforms and analytics; and improvement of business efficiencies through operating model changes (covering data, systems and people). Programmes related to regulatory/industry change such as the transition to the Hong Kong IA's GWS Framework, changes required to effect the discontinuation of inter-bank offered rates (IBORs) in their current form and the implementation of IFRS 17 are also ongoing. See below for further detail on these regulatory changes.

Non-financial risks
In the course of doing business, the Group is exposed to non-financial risks. A combination of the complexity of the Group, its activities and the extent of transformation in progress creates a challenging operating environment. The Group's main non-financial risks are detailed below. These risks are considered to be material at the level of the Group.

●      Operational risk. Prudential defines operational risk as the risk of loss (or unintended gain or profit) arising from inadequate or failed internal processes, personnel or systems, or from external events. This may arise from employee error, model error, system failures, fraud or other events which disrupt business processes or has a detrimental impact to customers. Activities across the scope of our business, including operational activity, regulatory compliance, and those supporting ESG activities more broadly can expose us to operational risks. A large volume of complex transactions is processed by the Group across a number of diverse products and are subject to a high number of varying legal, regulatory and tax regimes. Prudential has no appetite for material losses (direct or indirect) suffered as a result of failing to develop, implement or monitor appropriate controls to manage operational risks.

The Group's outsourcing and third-party relationships require distinct oversight and risk management processes. A number of important third-party relationships exist which provide the distribution and processing of Prudential's products, both as market counterparties and as outsourcing partners, including new IT and technology partners. In Asia, the Group continues to expand its strategic partnerships and renew bancassurance arrangements and in Africa Prudential is continuing its expansion through acquisitions. These third-party arrangements support Prudential in providing a high level and cost-effective service to our customers, but they also make us reliant on the operational resilience and performance of our outsourcing partners.

The Group's requirements for the management of material outsourcing arrangements, which are in accordance with relevant applicable regulations, are included through its well-established Group-wide third-party supply policy. Third-party management is also included and embedded in the Group-wide framework and risk management for operational risk (see below). Third-party management forms part of the Group's operational risk categorisations and a defined qualitative risk appetite statement and supporting limits and triggers are in place.

The performance of the Group's core business activities places reliance on the IT infrastructure, provided by our external IT and technology partners, that supports day-to-day transaction processing and administration. This IT environment must also be secure, and an increasing cyber risk threat needs to be addressed as the Group's digital footprint increases and the sophistication of cyber threats continue to evolve - see separate information security risk sub-section below. Exposure to operational and other external events could impact operational resilience by significantly disrupting systems, operations and services to customers, which may result in financial loss, customer impacts and reputational damage. Operational challenges also exist in keeping pace with regulatory changes. This requires implementing processes to ensure we are, and remain, compliant on an ongoing basis, including regular monitoring and reporting.

Group-wide framework and risk management for operational risk
The risks detailed above form key elements of the Group's operational risk profile. A Group-wide operational risk framework is in place to identify, assess, manage, control and report effectively on all operational risks across the business. The key components of the framework are:
-       Application of a risk and control self-assessment (RCSA) process, where operational risk exposures are identified and assessed as part of a periodical cycle. The RCSA process considers a range of internal and external factors, including an assessment of the control environment, to determine the business's most significant risk exposures on a prospective basis;
-       An internal incident management process, which identifies, quantifies and monitors remediation conducted through root cause analysis and application of action plans for risk events that have occurred across the business;
-       A scenario analysis process for the quantification of extreme, yet plausible manifestations of key operational risks across the business on a forward-looking basis. This is carried out at least annually and supports external and internal capital requirements as well as informing risk oversight activity across the business; and
-       An operational risk appetite framework that articulates the level of operational risk exposure the business is willing to tolerate, covering all operational risk categories, and sets out escalation processes for breaches of appetite.

Outputs from these processes and activities performed by individual business units are monitored by the Risk function, which provides an aggregated view of the risk profile across the business to the Group Risk Committee and Board.

These core framework components are embedded across the Group via the Group Operational Risk Policy and Standards documents, which set out the key principles and minimum standards for the management of operational risk across the Group. The Group Operational Risk Policy, standards and operational risk appetite framework sit alongside other risk policies and standards that individually engage with key operational risks, including outsourcing and third-party supply, business continuity, financial crime, technology and data, operations processes and extent of transformation. These policies and standards include subject matter expert-led processes that are designed to identify, assess, manage and control operational risks, including:
-       A transformation risk framework that assesses, manages and reports on the end-to-end transformation life cycle, project prioritisation and the risks, interdependencies and possible conflicts arising from a large portfolio of transformation activities;
-       Internal and external review of cyber security capability and defences;
-       Regular updating and testing of elements of disaster-recovery plans and the Critical Incident Procedure process;
-       Group and business unit-level compliance oversight and testing in respect of adherence with in-force regulations;
-       Regulatory change teams in place to assist the business in proactively adapting and complying with regulatory developments;
-       On financial crime risks (see below), screening and transaction monitoring systems are in place and a programme of compliance control monitoring reviews is undertaken, as well as regular risk assessments;
-       A framework is in place for emerging risk identification and analysis in order to capture, monitor and allow us to prepare for operational risks that may crystallise beyond the short-term horizon;
-       Corporate insurance programmes to limit the financial impact of operational risks; and
-       Reviews of key operational risks and challenges within Group and business unit business plans.

These activities are fundamental in maintaining an effective system of internal control, and as such outputs from these also inform core RCSA, incident management and scenario analysis processes and reporting on operational risk. Furthermore, they also ensure that operational risk considerations are embedded in key business decision-making, including material business approvals and in setting and challenging the Group's strategy.

●      Business disruption risk. Events in 2020 have shown how material business disruption risk is to effective business operations and delivery of business services to policyholders, and the potential impact to our customers and the market more broadly. The Group continuously seeks to develop greater business resilience through planning, preparation, testing and adaption. Business continuity management (BCM) is one of a number of activities undertaken by the Group Security function that helps the Group to protect its key stakeholders and its systems, and business resilience is at the core of the Group's embedded BCM programme. The BCM programme and framework are appropriately linked to all business activities, and includes business impact analyses, risk assessments, incident management plans, disaster recovery plans, and the exercising and execution of these plans. Based on industry standards, the BCM programme is designed to provide business continuity that matches the Group's evolving business needs and is appropriate to the size, complexity and nature of the Group's operations. Prudential is also taking a broader, multi-functional approach to building greater business resilience, working with our external third-party providers and our service delivery teams to improve our ability to withstand, absorb and recover from disruption to our business services, while minimising the impact on our customers. The Group continuously reviews and develops its contingency plans and its ability to respond effectively when disruptive incidents occur, such as those resulting from the Covid-19 pandemic and, prior to this, the Hong Kong protests.

Business disruption risks are closely monitored by the Group Security function, with key operational effectiveness metrics and updates on specific activities being reported to the Group Risk Committee and discussed by cross-functional working groups.

●      Information security risk and data privacy. Information security and data privacy risks remain significant considerations for Prudential. This includes the risk of malicious attack on its systems, network disruption and risks relating to data security, integrity, privacy and misuse. The cyber security threat and criminal capability in this area continues to evolve globally in sophistication and potential significance with an increased level of understanding of complex financial transactions which increases the risks to the financial services industry. The systemic risk of sophisticated but untargeted attacks remains high, particularly so during times of heightened geopolitical tensions. The scale of the Group's IT infrastructure and network (and the services required to monitor and manage it), stakeholder expectations and high-profile cyber security and data misuse incidents across industries mean that these risks are considered material at the level of the Group.

Prudential and the insurance industry are making increasing use of emerging technological tools and digital services, or forming partnerships with third parties that provide these capabilities. While this provides new opportunities, opening up markets, improving insights and increasing scalability, it also comes with additional risks which are managed within the Group's existing governance and risk management processes, including additional operational risks and increased risks around data security and misuse. Automated digital distribution channels increase the criticality of system and process resilience in order to deliver uninterrupted service to customers.

Developments in data protection requirements, such as the California Consumer Protection Act which came into force on 1 January 2020, continue to evolve worldwide. This increases financial and reputational implications for Prudential in the event of a breach of its (or third-party suppliers') IT systems. As well as protecting data, stakeholders expect companies and organisations to use personal information transparently and appropriately. Given this, both information security and data privacy are key risks for the Group. As well as having preventative risk management in place, it is fundamental that the Group has robust critical recovery systems in place in the event of a successful attack on its infrastructure, a breach of its information security or a failure of its systems in order to retain its customer relationships and trusted reputation.

During 2020, work to operationalise the revised organisational structure and governance model for cyber security management has continued. This change has resulted in a centralised Group-wide Information Security and Privacy function, leveraging skills, tools and resources across the business under a 'centre of excellence' model. This global function is led by the Group Chief Information Security Officer and falls within the scope of the responsibilities of the Group Chief Digital Officer, working closely with the Group Risk and Compliance Function and Group Chief Risk and Compliance Officer to ensure appropriate second line oversight. Cyber risk management is also conducted locally within business units with input from business information security officers and with oversight from local risk committees. The Prudential plc Board is briefed at least twice annually on cyber security by the Group CISO and executive training is provided to ensure that members understand the latest regulatory expectations and the threats facing the Group and that they have the means to enable appropriate oversight in this area.

A new Group-wide information security policy has been introduced that aligns to over 20 international standards such as ISO 27001/2, MAS, and NIST Cyber Security Framework to ensure full coverage and adoption of best practices. Local policies are also aligned to relevant local regulation or law. Our Group-wide privacy policy was developed in collaboration with industry experts to support a pragmatic approach to the evolving regulatory environment globally and ensure compliance with all applicable laws and regulations. This approach ensures that all our stakeholders have confidence in our approach to information security and risk management.

These developments have allowed the Group to progress on its cyber security strategy, which for 2020 has four key objectives:
-       Automation of key processes to provide near real-time information on cyber security risks, allowing for increased response times scalability of defences to threat vectors across all security disciplines. This also enables improved, and more rapid, decision-making;
-       Using technology for the rapid enablement of the Group's businesses, which supports the Group Digital Transformation strategy while meeting the security requirements and expectations;
-       Optimisations for efficiency in cyber security and data privacy management. This includes the delivery of centralised services across the Group in areas such as vulnerability management; and
-       Continuous identification and implementation of improvements to the people, processes or technology deployed on cyber security and privacy management.

●      Financial crime risk. As with all financial services firms, Prudential is exposed to risks relating to money laundering (the risk that the products or services of the Group are used by customers or other third parties to transfer or conceal the proceeds of crime); fraud (the risk that fraudulent claims or transactions, or procurement of services, are made against or through the business); sanctions compliance (the risk that the Group undertakes business with individuals and entities on the lists of the main sanctions regimes); and bribery and corruption (the risk that employees or associated persons seek to influence the behaviour of others to obtain an unfair advantage or receive benefits from others for the same purpose).

Prudential operates in some high-risk countries where, for example, the acceptance of cash premiums from customers may be common practice, large-scale agency networks may be in operation where sales are incentivised by commission and fees or where there is a higher concentration of exposure to politically-exposed persons.

The Group-wide policies we have in place on anti-money laundering, fraud, sanctions and anti-bribery and corruption reflect the values, behaviours and standards that are expected across the business. Across Asia, screening and transaction monitoring systems are in place and a series of improvements and upgrades are being implemented, while a programme of compliance control monitoring reviews is being undertaken. Risk assessments are performed annually at higher risk locations. Due diligence reviews and assessments against Prudential's financial crime policies are performed as part of the Group's business acquisition process. The Group continues to undertake strategic activity to monitor and evaluate the evolving fraud risk landscape, mitigate the likelihood of fraud occurring and increase the rate of detection.

The Group has in place a mature confidential reporting system through which staff and other stakeholders can report concerns relating to potential misconduct. The process and results of this are overseen by the Group Audit Committee.

Insurance risks
Insurance risk makes up a significant proportion of Prudential's overall risk exposure. The profitability of its businesses depends on a mix of factors, including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill) and policyholder behaviour (variability in how customers interact with their policies, including utilisation of withdrawals, take-up of options and guarantees and persistency, ie lapsing of policies), and increases in the costs of claims, including the level of medical expenses increases over and above price inflation (claim inflation).

The principal drivers of the Group's insurance risk vary across its business units. Across Asia, where a significant volume of health and protection business is written, the most significant insurance risks are persistency risk, morbidity risk and medical inflation risk. In Jackson, policyholder behaviour risk is particularly material, especially in the take up of options and guarantees on variable annuity business which impacts profitability and is influenced by market performance and the value of policy guarantees.

The Group has appetite for retaining insurance risks in order to create shareholder value in the areas where it believes it has expertise and controls to manage the risk and can support such risk with its capital and solvency position.

The impact of Covid-19 to economic activity and employment levels across the Group's markets has the potential to elevate the incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums or reduce deposits into retirement plans. In particular extended travel restrictions could affect product persistency in the Group's Asia business. While these impacts to the business have not been material to date, they are being closely monitored by the Group's businesses with targeted management actions being implemented where necessary, which includes additional IBNR claims reserves in some markets where delays in non-acute medical treatments due to movement restrictions have been observed.

The Group's persistency assumptions reflect similarly a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumptions. Persistency risk is managed by appropriate training and sales processes (including active customer engagement and service quality) and managed locally post-sale through regular experience monitoring and the identification of common characteristics of business with high lapse rates. Where appropriate, allowance is made for the relationship (either assumed or observed historically) between persistency and investment returns and any additional risk is accounted for. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products. The effect of persistency on the Group's financial results can vary but depends mostly on product design and market conditions.

In Asia, Prudential writes significant volumes of health and protection business and so a key assumption is the rate of medical inflation, which is often in excess of general price inflation. There is a risk that the expenses of medical treatment increase more than expected, so the medical claim cost passed on to Prudential is higher than anticipated. Medical expense inflation risk is best mitigated by retaining the right to reprice our products each year and by having suitable overall claims limits within our policies, either limits per type of claim or in total across a policy, annually and/or over the policy lifetime. Prudential's morbidity risk is mitigated by appropriate underwriting when policies are issued and claims are received. Our morbidity assumptions reflect our recent experience and expectation of future trends for each relevant line of business.

Prudential's insurance risks are managed and mitigated using the following:
-       The Group's insurance, product and underwriting risk policies;
-       The risk appetite statements, limits and triggers;
-       Using persistency, morbidity and longevity assumptions that reflect recent experience and expectation of future trends, and industry data and expert judgement where appropriate;
-       Using reinsurance to mitigate mortality and morbidity risks;
-       Ensuring appropriate medical underwriting when policies are issued and appropriate claims management practices when claims are received in order to mitigate morbidity risk;
-       Maintaining the quality of sales processes, training and using initiatives to increase customer retention in order to mitigate persistency risk;
-       Using product repricing and other claims management initiatives in order to mitigate medical expense inflation risk; and
-       Regular deep dive assessments.

Conduct risk
Prudential's conduct of business, especially the design and distribution of its products, is crucial in ensuring that the Group's commitment to meeting customers' needs and expectations are met. The Group's conduct risk framework is owned by the first line which reflects management focus on achieving good customer outcomes.

Conduct risk drivers can be found throughout the product life cycle, from the complexity of the Group's products, to its diverse distribution channels (including virtual face-to-face sales processes implemented in response to Covid-19 restrictions) and the ongoing servicing of its customers. Prudential aims to mitigate conduct risk with robust controls, which are identified and assessed through the Group's conduct risk assessment framework, and regularly tested within its monitoring programmes. Conduct risk is heightened in markets where financial sophistication among consumers may be lower. In alignment with the Group's purpose of helping people get the most out of life, Prudential strives towards making health and protection coverage affordable and accessible to all. Management of Prudential's conduct risk in its emerging markets is therefore high on the agenda.

Prudential's conduct risks are managed and mitigated using the following:
-       The Group's code of business conduct and customer commitments, product and underwriting risk policies;
-       Maintaining the quality of sales processes, training and using other initiatives to improve customer outcomes;
-       Ensuring proper sales practices via the use of welcome calls and mystery shopping;
-       Proper claims management and complaint handling practices;
-       Regular deep dive assessments on, and monitoring of, conduct risks;
-       Conduct risk assessments; and
-       Consideration of customer outcomes as part of any business change, including acquired, reinsured or divested business.

Risks related to regulatory and legal compliance
These include risks associated with prospective regulatory and legal changes and compliance with existing regulations and laws - including their retrospective application - with which the Group must comply with in the conduct of its business.

Prudential operates under the ever-evolving requirements set out by diverse regulatory, legal and tax regimes which may impact Prudential's business or the way in which it is conducted. This covers a broad range of risks including changes in government policy and legislation, capital control measures, and new regulations at either national or international level. In addition to the risks arising from regulatory change, the breadth of local and Group-wide regulatory arrangements presents the risk that regulatory requirements are not fully met, resulting in specific regulator interventions or actions including retrospective interpretation of standards by regulators which may result in regulatory censure or significant additional costs to the business. Furthermore, as the industry's use of emerging technological tools and digital services increases, this is likely to lead to new and unforeseen regulatory issues and the Group is monitoring the regulatory developments and standards emerging around the governance and ethical use of technology and data.

In certain jurisdictions in which Prudential operates there are also a number of ongoing policy initiatives and regulatory developments that are having, and will continue to have, an impact on the way Prudential is supervised. Decisions taken by regulators, including those related to solvency requirements, corporate or governance structures, capital allocation, financial reporting and risk management may have an impact on our business.

The focus of some governments toward more protectionist or restrictive economic and trade policies could impact on the degree and nature of regulatory changes and Prudential's competitive position in some geographic markets. This could take effect, for example, through increased friction in cross-border trade, capital controls or measures favouring local enterprises such as changes to the maximum level of non-domestic ownership by foreign companies. These developments continue to be monitored by the Group at a national and global level and these considerations form part of the Group's ongoing engagement with government policy teams and regulators.

Further information on specific areas of regulatory and supervisory requirements and changes are included below.

●      Group-wide supervision. From 21 October 2019, Prudential's Group-wide supervisor changed to the Hong Kong IA. As a result, the Group currently applies the local capital summation method (LCSM) to determine Group regulatory capital requirements (both minimum and prescribed levels). The enabling legislation for the Hong Kong IA's GWS Framework was enacted in July 2020. The timing of finalisation and implementation of the GWS Framework remains uncertain, although it is expected to become effective in early 2021.

●      Global regulatory developments and systemic risk regulation. Efforts to curb systemic risk and promote financial stability are also under way. At the international level, the Financial Stability Board (FSB) continues to develop recommendations for the asset management and insurance sectors, including ongoing assessment of systemic risk measures. The International Association of Insurance Supervisors (IAIS) has continued its focus on the following key developments.

In November 2019 the IAIS adopted the Common Framework (ComFrame) which establishes supervisory standards and guidance focusing on the effective group-wide supervision of Internationally Active Insurance Groups (IAIGs). Prudential was included in the first register of IAIGs released by the IAIS on 1 July 2020 and was designated an IAIG by the Hong Kong IA following an assessment against the established criteria in ComFrame.

The IAIS has also been developing the ICS (Insurance Capital Standard) as part of ComFrame. The implementation of ICS will be conducted in two phases: a five-year monitoring phase followed by an implementation phase. The Aggregation Method is one of the alternatives being considered to the default approach undertaken for the ICS during the monitoring period and the related proposals are being led by the National Association of Insurance Commissioners (NAIC). Alongside the current ICS developments, the NAIC is also developing its Group Capital Calculation (GCC) for the supervision of insurance groups in the US. The GCC is intended to be a risk-based capital (RBC) aggregation methodology. In developing the GCC, the NAIC will also consider Group capital developments by the US Federal Reserve Board, which will inform the US regulatory association in its construction of a US group capital calculation.

The FSB has endorsed a new holistic framework (HF) for systemic risk for implementation by the IAIS in 2020 and suspended G-SII designations until a review to be undertaken in 2022. Many of the previous G-SII measures have already been adopted into the insurance core principles (ICPs) and ComFrame. As an IAIG, Prudential continues to be subject to these measures. The HF also includes a monitoring element for the identification of a build-up of systemic risk and to enable supervisors to take action where appropriate. As a result of the Covid-19 pandemic, this monitoring requirement has been replaced with a Covid-19-focused exercise for 2020. In June 2020 the IAIS published an application paper on the liquidity risk elements introduced into the ICPs and ComFrame. A public consultation on the development of liquidity metrics to be used as an ancillary indicator for monitoring is planned for Q4 2020, with a further consultation focused on macroeconomic elements expected to follow in 2021.

In the US, various initiatives are under way to introduce fiduciary obligations for distributors of investment products, which may reshape the distribution of retirement products. Jackson has introduced fee-based variable annuity products in response to the potential introduction of such rules, and we anticipate that the business's strong relationships with distributors, history of product innovation and efficient operations should further mitigate any impacts.

In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. New local capital rules and requirements could be introduced in these and other regulatory regimes that challenge legal or ownership structures, or current sales practices, or could be applied to sales made prior to their introduction retrospectively, which could have a negative impact on Prudential's business and reported results.

●      IFRS 17. In May 2017, the International Accounting Standards Board (IASB) published its replacement standard on insurance accounting IFRS 17, 'Insurance Contracts'. Some targeted amendments to this standard, including to the effective date, were issued in June 2020. IFRS 17, 'Insurance Contracts', as amended, will introduce fundamental changes to the IFRS-based reporting of insurance entities that prepare accounts according to IFRS from 2023. IFRS 17 is expected to, among other things, include altering the timing of IFRS profit recognition, and the implementation of the standard is likely to require changes to the Group's IT, actuarial and finance systems. The Group is reviewing the complex requirements of this standard and considering its potential impact.

●      Inter-bank offered rate reforms. In July 2014, the Financial Stability Board (FSB) announced widespread reforms to address the integrity and reliability of IBORs. The discontinuation of IBORs in their current form and their replacement with alternative risk-free reference rates such as the Sterling Overnight Index Average benchmark (SONIA) in the UK and the Secured Overnight Financing Rate (SOFR) in the US could, among other things, impact the Group through an adverse effect on the value of Prudential's assets and liabilities which are linked to, or which reference IBORs, a reduction in market liquidity during any period of transition and increased legal and conduct risks to the Group arising from changes required to documentation and its related obligations to its stakeholders.

Risk management and mitigation of regulatory risk at Prudential includes the following:
-       Risk assessment of the Business Plan which includes consideration of current strategies;
-       Close monitoring and assessment of our business environment and strategic risks;
-       The consideration of risk themes in strategic decisions; and
-       Ongoing engagement with national regulators, government policy teams and international standard setters.

The Group's ESG-related risks
These include environmental risks associated with climate change (including physical and transition risks), social risks that arise from the diverse people and communities that the Group interacts with and governance-related risks.

The business environment in which Prudential operates is continually changing and responding effectively to those material risks associated with ESG themes is crucial in maintaining Prudential's brand and reputation, its ability to attract and retain customers and staff, and in turn its financial performance and delivery of its long-term strategy. The Group maintains active engagement with its key stakeholders as it responds to ESG-related matters, including investors, customers, employees, governments, policymakers and regulators in its key markets, as well as with industry bodies and forums - all of whom have expectations in this area which may differ.

Further information on ESG governance is detailed in section 4 above and further detail on how the Group addresses material risks associated with ESG themes is included in the Prudential plc ESG Report 2019.

●      Environmental risks. The environmental risk associated with climate change is one ESG area that poses significant risks to Prudential and its customers. The global transition to a lower carbon economy could potentially see the financial assets of carbon-intensive companies re-price as a result of facing significantly higher costs or decreasing demand for their products and services. The speed of this transition, including the extent to which it is orderly and managed, will be influenced by factors such as public policy, technology and changes in market or investor sentiment. This 'transition risk' may adversely impact the valuation of investments held by the Group. The Group expects the physical impacts of climate change, driven by both specific short-term climate-related events such as natural disasters and longer-term changes in the natural environment, to increasingly influence the longevity, mortality and morbidity risk assessments of the Group's product offerings. Climate-driven change in countries in which Prudential, or its key third parties, operate could impact on its operational resilience, underwriting assumptions and could change its claims profile. More information about the activities the Group is undertaking to increase its understanding and risk management of these climate-related risks can be found in the Prudential plc ESG Report 2019.

●      Social risks. Social risks that could impact Prudential include the emerging population risks associated with public health trends (such as an increase in obesity) and demographic changes (such as population urbanisation) which may impact customer lifestyles and therefore may impact claims against the Group's insurance product offerings. As a life and health insurer, we are committed to playing a greater role in preventing and postponing illness in order to protect our customers. Further information about how we are investing in artificial intelligence technology to enable access to an affordable and quality healthcare digital offering can be found within the Pulse case study included in the ESG Report 2019. Other social risks may arise from a failure to consider the rights, diversity, well-being, and interests of people and communities in which the Group, or its third parties, operates. These risks are increased as Prudential operates in multiple jurisdictions with distinct local cultures and considerations. The Group assumes responsibilities as a responsible employer and is exposed to the risk of being unable to attract, retain and develop highly-skilled staff, which can be increased where Prudential does not have responsible working practices.

●      Governance risks. A failure to maintain high standards of corporate governance may adversely impact the Group and its customers, staff and employees, through poor decision-making and a lack of oversight of its key risks, particularly in joint ventures or partnerships where Prudential does not have direct overall control. Poor governance may arise where key governance committees have insufficient independence, a lack of diversity, skills or experience in their members, or unclear (or insufficient) oversight responsibilities and mandates. Inadequate oversight over remuneration increases the risk of poor senior management behaviours. Prudential operates across multiple jurisdictions and has a group and subsidiary governance structure which may add further complexity to these considerations.

Notes
1    Excluding assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds.
2    Based on hierarchy of Standard & Poor's, Moody's and Fitch, where available and if unavailable, NAIC and other external ratings and the internal ratings have been used.
3    Source of segmentation: Bloomberg Sector, Bloomberg Group and Merrill Lynch. Anything that cannot be identified from the three sources noted is classified as other. Excludes debt securities from other operations.
4    In 2020, to align more closely with the internal risk management analysis, the Group altered the compilation of its credit ratings analysis to use the middle of the Standard & Poor's, Moody's and Fitch ratings, where available. Where ratings are not available from these rating agencies, NAIC ratings (for the US), local external rating agencies' ratings and lastly internal ratings have been used. Securities with none of the ratings listed above are classified as unrated and included under the 'below BBB- and unrated' category. The total securities (excluding sovereign debt) that were unrated at 30 June 2020 were $788 million (30 June 2019: $794 million; 31 December 2019: $648 million). Previously, Standard & Poor's ratings were used where available and if not, Moody's and then Fitch were used as alternatives. Additionally, government debt is shown separately from the rating breakdowns in order to provide a more focused view of the credit portfolio.
5    Excluding assets in consolidated funds financed largely by external third-party (non-recourse) borrowings, for which the Group's exposure is limited to the investment held by Jackson. Including these assets, the US corporate debt portfolio is 93 per cent investment grade.

Corporate governance

The Directors confirm that the Company has complied with all the provisions of the Corporate Governance Code issued by the Hong Kong Stock Exchange Limited (HK Code) throughout the accounting period, except as described below.

The Company does not comply with provision B.1.2(d) of the HK Code which requires companies, on a comply or explain basis, to have a remuneration committee which makes recommendations to the board on the remuneration of non-executive directors. This provision is not compatible with provision 34 of the UK Corporate Governance Code which recommends the board determines the remuneration of non-executive directors. Prudential has chosen to adopt a practice in line with the recommendations of the UK Corporate Governance Code.

Following the introduction by the UK Government of measures to limit the spread of Covid-19 by prohibiting non-essential travel and public gatherings of more than two people, and following the issuance of the Company's 2020 AGM Notice, the Company provided an update to shareholders in late April 2020 on its revised arrangements for the 2020 annual general meeting (AGM). In light of those restrictions and to protect the health of Prudential's shareholders and employees, the Board decided, with regret, that shareholders, external advisors (including the auditor) and Directors (other than the Chairman) would not be able to attend the AGM in person (and thus provision E1.2 of the HK Code could not be complied with). The AGM on 14 May 2020 was therefore held as a 'closed meeting' with just two shareholders to provide the requisite quorum to enable the formal business of passing resolutions to be conducted. In recognising the continuing importance of the annual general meeting as an opportunity to engage with shareholders the Board encouraged participation from shareholders. The revised meeting arrangements included an option for shareholders to submit questions to the Board in advance of the meeting, the answers to which were posted on the Company's website, and shareholders were also asked to vote their shares by proxy ahead of the meeting. Prudential is keeping shareholders informed through its website and released a number of updates during the period of the Covid-19 pandemic, including a Q1 business update and other presentations.

Notwithstanding the pandemic and related unprecedented measures and circumstances, the Board continues to receive regular updates on shareholder engagement activities.

The Directors also confirm that the financial results contained in this document have been reviewed by the Group Audit Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 August 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer